Exhibit 99.1

November 30, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Q3 2015 Financial Report

Below please find the Company’s Third Quarter 2015 Financial Report as originally filed in Israel on November 30, 2015, translated into English. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

QUARTERLY REPORT as of September 30, 2015:

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended September 30, 2015

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended September 30, 2015:

1.	The Company and its Operations

1.1.	Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector in urban growth markets. In addition, the Group operates in the development and construction sector primarily of residential projects in Israel and in Central and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its properties, together with the implementation of this policy, will increase the return for shareholders.

1.2.	Group Properties

As of September 30, 2015 (the “Reporting Date”), the Group owns and manages 458 properties, as follows:

•	440 shopping centers of various sizes

•	8 shopping centers under development

•	10 other properties

The above properties have a gross leasable area (“GLA”) of 6.6 million square meters. The properties are presented in the Company’s books at their fair value of NIS 75.4 billion (NIS 81.5 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of properties managed by the Group) and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of September 30, 2015) of NIS 6.2 billion (NIS 6.7 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the properties managed by the Group).

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of September 30, 2015, the Company owns 42.2% of EQY’s share capital. EQY’s properties are located primarily supply constrained areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the United States, mainly in California. EQY owns2 124 income-producing properties (118 shopping centers and 6 other properties), with a total GLA of 1.5 million square meters, as well as a shopping center under development.

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.
[2]	Includes jointly controlled properties.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of September 30, 2015, the Company owns 42.3% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns 155 shopping centers in Canada, with a total GLA of 2.2 million square meters, as well as 3 shopping centers under development and land for future development.

In Brazil, the Company operates in the shopping centers sector through wholly owned subsidiaries (“Gazit Brazil”) (100%). As of September 30, 2015, Gazit Brazil owns 7 commercial income-producing properties with a total GLA of 81 thousand square meters, one shopping center under development and land parcels.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of September 30, 2015, the Company owns 43.3% of CTY’s share capital. CTY operates in Finland, Sweden, Norway, Estonia and Denmark and owns1 64 shopping centers and other retail properties of various sizes, with a total GLA of 1.4 million square meters, as well as 2 shopping centers under development. For details regarding CTY’s acquisition in July 2015 of a Sektor Gruppen AS (“Sektor”), which owns, operates and develops shopping centers in Norway, where it owns 20 shopping centers and other properties with a value of EUR 1.5 billion, and CTY’s raising of equity by means of rights offering in order to finance the acquisition, refer to Note 3d to the financial statements.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), public company that is listed on the Vienna Stock Exchange, Austria and on the NYSE Euronext Stock Exchange, Amsterdam. As of September 30, 2015, the Company owns 54.9% of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns1 82 income-producing shopping centers and other retail properties of various sizes, with a total GLA of 1.2 million square meters, and land for future development. In January 2015, the Company acquired 52 million shares of ATR and became the sole controlling shareholder in ATR. Commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR’s financial statements. For further details, refer to Note 3c to the financial statements.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of September 30, 2015, Gazit Germany owns 3 shopping centers and one other income-producing property, with a total GLA of 49 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (84.7%, 75% on a fully diluted basis), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing shopping centers in Israel, with a total GLA of 121 thousand square meters, and a property under development, as well as land plots for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”), where they own a shopping center with a GLA of 7 thousand square meters and land for development. For details regarding the examination of various strategic alternatives with regard to Gazit Development’s activity, refer to section 3.2.M below.

[1]	Includes jointly controlled properties.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

In addition, Gazit Development also owns, through subsidiaries, 84.9% (89.3% on a fully diluted basis) of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group mainly operates in the initiation and development sector, primarily of residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor (including through an interest of 83.5% (89.1% on a fully diluted basis) in the share capital of U. Dori Construction Ltd. (“Dori Construction”), which is also a public company listed on the TA Stock Exchange, that is engaged in the field of performing construction work). Dori Group also owns indirectly 9.6% of Dorad Energy Ltd., which operates a private electricity generating power station in the Ashkelon region of Israel. For details regarding the completion of an outline for strengthening the capital structure of Dori Group and Dori Construction and an outline for additional investment in Dori Group, refer to Notes 3e1 and 5c to the financial statements.

The regions (marked ¡ ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.3.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

The greater volatility and uncertainty evident in the global financial markets apparently stem from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, in the prices of European companies’ shares (that have been trading for a long period at below their net asset value). Moreover, since 2014, Russia has been experiencing the worst currency crisis in the Ruble since 1998, due mainly to economic sanctions imposed on the state as a result of the dispute in the Ukraine and due to the fall in global oil prices, which together resulted in Russia’s economy growing in 2014 at its slowest pace since 2009 and negative growth is again expected in 2015. The crisis is reflected in the decrease in rental income net of property operating expenses in the nine months ended September 30, 2015.

As of September 30, 2015, the Company is reporting stability in occupancy rates in Group properties and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows, a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessments regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position are not certain nor are they under the Company’s control; they therefore constitute forward-looking statements. These assessments are based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessments are based to a material extent on its present expectations and assessments with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessments will indeed be realized since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.4.	Highlights – Third quarter of 2015 (the “Quarter”)

(NIS in millions, other than per share data)	For the 3 months ended September 30,
	2015	2014	Change
Rental income	1,547	1,201	29%*
NOI (**)	1,066	840	27%*
Proportionately consolidated NOI (***)	511	495	3%
FFO (****)	158	150	5%
Diluted FFO per share (NIS) (****)	0.89	0.85	4%
The number of shares used in calculating the diluted FFO per share (in thousands)	178,549	176,080	1%

Acquisition, construction and development of investment property (*****)	6,845	1,089	—
Disposal of investment property (*****)	596	1,292	—
Fair value gain from investment property and investment property under development, net	—	88	—
Loss attributable to equity holders of the Company	(92)	(13)	—
Diluted loss per share (NIS)	(0.52)	(0.08)	—
Cash flows from operating activities	673	265	—
Net debt to total assets	51.6%	51.5%
Equity attributable to equity holders of the Company	7,123	7,853	—
Equity per share attributable to equity holders of the Company (NIS)	39.9	44.6	—
Net asset value per share (EPRA NAV) (NIS) (******)	55.6	58.3	—
EPRA NNNAV per share (NIS) (******)	41.2	39.4	—

(*)	The change is due mainly to the initial consolidation of ATR and the acquisition of Sektor.
(**)	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
(***)	For the Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(****)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(*****)	The Company and its subsidiaries, including from the Sektor acquisition (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.
(******)	Refer to section 2.4 below.

•	As of September 30, 2015, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 11.0 billion (NIS 3.2 billion in the Company and wholly-owned subsidiaries).

•	In the Quarter, Group companies issued debt by way of debentures in a total amount of NIS 3.2 billion.

•	In the Quarter, Group companies issued equity in a total amount of NIS 1.5 billion.

•	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the Quarter by NIS 112 million (net of the effect of cross-currency swap transactions).

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.5.	Highlights – First nine months of 2015 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 9 months ended September 30,
	2015	2014	Change
Rental income	4,588	3,654	26	% *
NOI	3,137	2,489	26	% *
FFO (**)	481	463	4%
Diluted FFO per share (NIS) (**)	2.69	2.63	2%
The number of shares used in calculating the diluted FFO per share (in thousands)	178,579	176,013	1%

Acquisition, construction and development of investment property (***)	8,554	2,434	—
Disposal of investment property (***)	982	2,015	—
Fair value gain from investment property and investment property under development, net	480	354	—
Net income attributable to equity holders of the Company	414	290	—
Diluted earnings per share (NIS)	2.30	1.63	—
Cash flows from operating activities	1,170	722	—

(*)	The change is due mainly to the initial consolidation of ATR and the acquisition of Sektor.
(**)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(***)	The Company and its subsidiaries, including from the Sektor acquisition (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

•	In the Reporting Period, Group companies issued debt by way of debentures in a total amount of NIS 5.6 billion.

•	In the Reporting Period, Group companies issued equity in a total amount of NIS 2.3 billion.

•	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the Reporting Period by NIS 967 million (net of the effect of cross-currency swap transactions).

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of September 30, 2015):

GAZIT-GLOBE
Canada
42.3%
First Capital Reality (FCR)
USA
42.2%
Equity One (EQY)
Brazil
100%
Gazit Brazil
Europe
43.3%
Citycon (CTY)
54.9%
Atrium European Real Estate (ATR)
100%
Gazit Germany
Gazit Development (Bulgaria and macedonia)
100%
Israel
84.7%
Gazit Globe Israel (Development)
84.9%
U.Dori Group

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.7. Breakdown of Net Operating Income (“NOI”), according to the Company’s operating regions1:

Q3 2015	Q3 2014

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of September 30, 2015:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 30.9.2015 (NIS in millions)
EQY	Shares (NYSE)	54.5	42.2	3,780	5,200
FCR	Shares (TSX)	95.1	42.3	4,506	5,207
CTY	Shares (OMX)	385.4	43.3	4,227	3,818
ATR	Shares (VSX, Euronext)	206.7	54.9	4,808	3,563
U.Dori[1]	Shares (TASE)	168.5	71.9	(126)	89
U.Dori[1]	Capital note	—	—	351	—
Europe	Income-producing property	—	—	441	—
Europe[2]	Land for future development	—	—	182	—
Brazil	Income-producing property and property under development	—	—	1,027	—
Israel[2]	Income-producing property	—	—	2,066	—
Israel[2]	Property under development and land	—	—	198	—

Total assets		—	—	21,460	—

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded solo basis”) as of September 30, 2015:

NIS in millions
Debentures[3]	13,046
Debts to financial institutions	2,680

Total debentures and debts to financial institutions (*)	15,726
Other monetary liabilities	568

Total monetary liabilities	16,294
Less - monetary assets	1,562
Less - other investments[4]	624

Monetary liabilities, net	14,108
Other liabilities[5]	229

Total liabilities, net	14,337

(*)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[6]		Financial Institutions	Total	%
2015	329		215	544	3
2016	985		109	1,094	7
2017	782		9	791	5
2018	1,401		1,355	2,756	18
2019	1,535	[7]	727	2,262	14
2020	1,199		133	1,332	8
2021	1,007		1	1,008	6
2022	909		43	952	6
2023	1,073		43	1,116	7
2024	1,225		43	1,268	8
2025 and after	2,601		2	2,603	18

Total	13,046		2,680	15,726	100

1	The holding interest represents an effective indirect interest in Dori Group
2	Presented according to the proportionate consolidation method (84.7%).
3	Excludes an asset of NIS 645 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
4	Comprised primarily of the investment in private equity funds.
5	Includes a provision for taxes, net in the amount of NIS 195 million, and other liabilities in the amount of NIS 34 million.
6	Includes a private, unsecured loan from an institutional investor in the total amount of NIS 693 million.
7	Includes a payment of NIS 774 million with respect to the principal of debentures (Series J) , which are secured by investment property; refer to section 7.A below.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.2.	FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations to its fair value), changes in the fair value of financial instruments measured through profit or loss, gains or losses on the sale of properties, and other types of gains and losses.

In the United States, where financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is calculated according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared according to IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies. Furthermore, pursuant to the draft regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

The measure represents the accounting net income (loos) for the period, after excluding non-recurring revenues and expenses (including gains or losses on the revaluation of properties to their fair value), gains or losses on the sale of properties, changes in the fair value of financial instruments measured through profit or loss, and other types of gains and losses. This measure is customarily used to review the performance of income-producing property companies. The required adjustments against the accounting net income (loss) are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 9 months ended September 30,		For the 3 months ended September 30,		For the year ended December 31 2014
	2015	2014	2015	2014
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	414	290	(92)	(13)	73

Adjustments:
Fair value gain from investment property and investment property under development, net	(480)	(354)	—	(88)	(1,053)
Capital loss on sale of investment property	91	48	86	29	65
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(597)	(156)	32	62	156
Adjustments with respect to equity-accounted investees	(13)	62	(5)	(2)	324
Loss from disposal and decrease of holding interest in investees	1,531	1	—	—	1
Deferred taxes and current taxes with respect to disposal of properties	74	245	(18)	47	399
Gain from bargain purchase	(1,065)	—	—	—	(47)
Acquisition costs recognized in profit or loss	35	5	31	2	6
Loss from early redemption of interest-bearing liabilities and financial derivatives	67	135	38	70	154
Non-controlling interests’ share in above adjustments	264	(6)	(25)	(31)	267

Nominal FFO	321	270	47	76	345

Additional adjustments:
CPI linkage differences	(20)	13	25	28	(5)
Depreciation and amortization	16	11	6	3	13
Adjustments with respect to equity-accounted investees	—	(3)	—	13	(3)
Other adjustments(1)	164	172	80	30	248

FFO according to the management approach	481	463	158	150	598

Basic and diluted FFO according to the management approach per share (in NIS)	2.69	2.63	0.89	0.85	3.39

Number of shares used in the basic FFO per share calculation (in thousands)(2)	178,422	175,910	178,427	175,978	176,459

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	178,579	176,013	178,549	176,080	176,546

1	Income and expenses adjusted against the net income (loss) for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the reporting periods, non-recurring expenses arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group), and the cost of debt with respect thereto, and non-recurring restructuring expenses, and internal costs (mainly salary) incurred in the leasing of properties.
2	Weighted average for the period.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of September 30, 2015, based on capitalization of net operating income (“NOI”) methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended September 30,				For the year ended December 31 2014
	2015		2014
	NIS in millions
Rental income	1,547		1,201		4,913

Property operating expenses	481		361		1,584

NOI for the period	1,066		840		3,329

Less - minority’s share in NOI	(562)		(438)		(1,660)

Add - Company’s share in NOI of jointly controlled companies [1]	7		93		386

NOI for the period - the Group’s proportionate share	511		495		2,055

NOI for a year - the Group’s proportionate share	2,044	[2]	1,980	[2]	2,055

1	Companies that are presented according to the equity method.
2	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the third quarter of 2015:

Cap Rate:	5.75%	6.00%	6.25%	6.50%	6.75%

Value of income-producing property (NIS in millions) (*)	35,568	34,086	32,723	31,464	30,299

(*)	Calculated as the results of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of September 30, 2015, amounted to NIS 2,095 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of September 30, 2015, amounted to NIS 25,598 million.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, whose objective is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging for which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA guidance. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of September 30,		As of December 31, 2014
	2015	2014
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	7,123	7,853	8,023
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share) [1]	2,745	2,231	2,363
Fair value asset adjustment for financial derivatives, net[2]	52	(128)	(9)
Adjustments with respect to equity-accounted investees	—	317	363

Net asset value - EPRA NAV	9,920	10,273	10,740

EPRA NAV per share (in NIS)	55.6	58.3	60.2

EPRA NNNAV

EPRA NAV	9,920	10,273	10,740
Adjustment of financial liabilities to their fair value	(912)	(1,915)	(1,833)
Other adjustments to provision for deferred taxes[3]	(1,595)	(1,172)	(1,266)
Fair value asset adjustment for financial derivatives, net	(52)	128	9
Adjustments with respect to equity-accounted investees	—	(369)	(441)

Adjusted net asset value - EPRA NNNAV	7,361	6,945	7,209

EPRA NNNAV per share (in NIS)	41.2	39.4	40.4

Issued share capital of the Company (in thousands) used in the calculation(4)	178,553	176,085	178,485

1	Net of goodwill generated in business combinations against deferred tax liability.
2	The amount represents the fair value less the intrinsic value of currency hedging transactions.
3	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposal of property, the Group customarily defers the payment of the capital gain tax.
4	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.	Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.	In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 8,554 million (including the acquisition of Sektor). The effect of these investments on the operating results of the Group will be reflected in full during the rest of 2015 and thereafter.

Property activities

1)	In the Reporting Period, the Company and its subsidiaries acquired 26 income-producing property, with a total GLA of 478 thousand square meters and land for future development, at a total cost of NIS 7,020 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 1,534 million. Furthermore, ATR has acquired 75% of a shopping center in Prague, in the Czech Republic, with a total GLS of 38 thousand square meters, at a cost of EUR 162 million (NIS 700 million), through a joint venture that is presented according to the equity method.

2)	Property acquisitions and sales.

	Acquisitions					Sales
	No. of investment properties	Acquisition cost of investment properties (NIS in millions)	Acquisition of land for future development (NIS in millions)		Development, redevelopment and expansions (NIS in millions)	No. of investment properties	Proceeds [1] from the sale of investment properties (NIS in millions)
EQY	4	327	3		233	2	23
FCR	—	—	229	[2]	647	1	72
CTY	20	6,003	—		556	14	359
ATR	—	—	—		126	72	279
Brazil	2	444	14		155	—	—
ProMed	—	—	—		—	4	347
Gazit Development	—	—	—		60	1	201

3)	Highlights of operational data:

	Income producing properties[3]	GLA (in thousands of square meters)	Average basic monthly rent per square meter				Change in same property NOI [4]	Occupancy rate in core properties		Net debt to total assets
			30.9.2015		30.9.2014			30.9.2015	30.9.2014
EQY	124	1,530	U.S$	17.3	U.S$	15.3	4.1%	95.6%	94.4%	27.6%
FCR	155	2,200	C$	16.9	C$	16.5	5.1%	94.7%	95.9%	42.5%
CTY	64	1,369		€22.4		€21.7	0.6%	96.7%	95.7%	45.2%
ATR	82	1,237		€12.3		€12.2	(12.0%)[5]	96.3%	97.1%	25.5%

1	Net of specific attributed debt.
2	Including acquisition of properties adjacent to existing properties
3	Includes jointly-controlled properties.
4	Change in same property NOI in the Reporting Period compared with the corresponding period last year.
5	Excluding Russia, the change in same property NOI decreased by 0.1% compared with the corresponding period last year.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

4)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of September 30, 2015 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	3	934	348	124
EQY	1	270	19	14
CTY	2	248	149	16
Gazit Development	1	61	22	6
Gazit Brazil	1	222	67	31

	8	1,735	605	191

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of September 30, 2015 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	8	1,917	196	196
EQY	8	99	588	66
CTY	3	386	759	65
ATR	1	74	163	8

	20	2,476	1,706	335

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.2.	Material Events During the Reporting Period

Equity issuances

A.	For details regarding an equity issuance made by FCR in the amount of C$ 86.5 million, refer to Note 3a1 to the financial statements.

B.	For details regarding an equity issuance made by EQY in the amount of U.S.$ 121 million, and the Company’s participation in the aforesaid equity issuance, refer to Note 3a2 to the financial statements.

C.	For details regarding an equity issuance, by means of a rights offering, made by CTY in the amount of EUR 604 million, and the Company’s participation in the aforesaid issuance of equity, refer to Note 3a3 to the financial statements.

Financing activities

D.	For details regarding debt issuances by the Company in the amount of NIS 2.2 billion, refer to Notes 3b1, 3b3 and 3b9 to the financial statements.

E.	For details regarding a debt issuance by FCR in the amount of C$ 90 million, refer to Note 3b2 to the financial statements.

F.	For details regarding debt issuances by CTY in the amount of EUR 600 million, refer to Notes 3b8 and 3b10 to the financial statements.

G.	For details regarding a debt issuance by ATR in the net amount of EUR 160 million, refer to Note 3b5 to the financial statements.

H.	For details regarding the early redemption of debentures by FCR in the net amount of C$ 39 million, in return for the issuance of shares, refer to Note 3b6 to the financial statements.

I.	For details regarding the early redemption of debentures by Dori Construction in the amount of NIS 70 million, refer to Note 3b4 to the financial statements.

J.	For details regarding the early redemption of debentures by ATR in the amount of EUR 81 million, refer to Note 3b7 to the financial statements.

Other events

K.	On January 22, 2015, the Company acquired 52.1 million shares of ATR, which constitute 13.87% of the issued share capital and the voting rights therein, from an entity that is part of the founders’ group of the consortium managed by CPI, at a price of EUR 4.4 per share and at a total consideration of EUR 229.1 million (NIS 1.05 billion), in an off-exchange transaction (the “Acquisition”), the agreement with CPI for joint control of ATR was also cancelled. As a result of the Acquisition, the Company’s holding interest in ATR has risen to 55% and the Company has become the sole controlling shareholder of ATR and, with effect from the financial statements for the first quarter of 2015, the Company consolidates the financial statements of ATR. In addition, as a result of the Acquisition, the Company recognized, in its financial statements for the first quarter of 2015, a net loss of at NIS 14 million from gaining control. In addition, as a result of the Acquisition, the Company has reclassified capital reserves (mainly from translation differences of foreign operations) in an amount of NIS 452 million, which had accumulated with respect to the investment in ATR and were previously recognized as “other comprehensive loss” to profit or loss, against recognition of income to capital reserves. The items referred to above had a net total effect on profit or loss of a non-cash loss estimated at NIS 466 million. The total decrease in the Company’s shareholders’ equity as a result of the Acquisition amounted to NIS 14 million. Refer also to the pro forma statements attached to the financial statements and the Acquisition’s Purchase Price Allocation study that was attached to the financial statements as of March 31, 2015, which were published on May 31, 2015 (reference no. 2015-01-033489); the valuation is hereby presented by means of the reference to the reports published on May 31, 2015.

L.	For details regarding CTY’s acquisition of Sektor, which operates in the supermarket-anchored shopping centers sector in Norway and which owns a property portfolio of EUR 1.5 billion, and CTY’s raising of equity by means of a rights offering in order to finance the acquisition, refer to Note 3d to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

M.	On March 12, 2015, the Company and Ronen Ashkenazi Holdings Ltd., the owner of the other shares in Gazit Development, entered into an agreement with Citigroup Global Markets Limited for the purpose of examining various strategic alternatives with regard to Gazit Development’s activity in the field of income-producing properties and land for development or with regard to their holdings therein. It is clarified that, as of the date of approving the reports, there is no certainty that any such transaction will take place and/or what its terms will be. The decision regarding conducting any such transaction is subject, inter alia, to an examination of the processes and to approval by the competent authorities of the Company (insofar as required). In this connection, a number of non-binding offers to purchase the aforesaid activity were received during August 2015 and these are being studied by the Company and Mr. Ashkenazi.

N.	For details regarding the strengthening the capital structure of Dori Group and Dori Construction and an outline for additional investment in Dori Group, refer to Notes 3e1 and 5c to the financial statements.

O.	For details regarding a compromise settlement between the Company and the VAT Authorities, refer to Note 3e7 to the financial statements.

P.	For details regarding the appointment of Ms. Rachel Lavine as CEO of the Company and the terms of her employment, refer to Notes 3e4 and 3e5 to the financial statements.

3.3.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2014, the Company announced that the dividend to be declared in 2015 would not be less than NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis) instead of the dividend policy announced in November 2013, pursuant to which an amount of NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis) was distributed.

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2015 is shown in the graph below:

Agurot per share

(100 Agurot = NIS 1)

*)	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2015 is applied as stated above.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.4.	Financial Position

Current assets

Current assets, as of September 30, 2015, total NIS 4.3 billion, compared with NIS 3.9 billion as of December 31, 2014. The increase in current assets is due primarily to the initial consolidation of ATR, which has large balances of cash and cash equivalents at its disposal.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 2,962 million as of September 30, 2015, compared with NIS 6,213 million as of December 31, 2014. The decrease in the balance of equity-accounted investees is due mainly to the initial consolidation of ATR, which, until January 22, 2015, was accounted for according to the equity method (refer to Note 3c to the financial statements). The aforesaid decrease was offset by ATR’s acquisition of 75% of an income-producing property in Prague, made through a joint venture. The balance of this item as of September 30, 2015 comprises investments in investment property, in FCR’s, CTY’s, EQY’s and ATR’s books, made through joint ventures, as well as an investment by Dori Group in Dorad Energy Ltd. and in Ronson Europe N.V.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) signed with some of the banks in connection with making an accounting with respect to the value of the financial derivatives. As of September 30, 2015, the aforesaid balance of financial derivatives amounted to NIS 669 million, compared with NIS 288 million as of December 31, 2014. The increase is due mainly to the gain from the revaluation of the financial derivatives to their fair value in the Reporting Period, which was primarily the result of the appreciation of the New Israeli Shekel against the Euro, the Canadian Dollar and the Brazilian Real.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of September 30, 2015, amounted to NIS 75.1 billion, compared with NIS 59.3 billion as of December 31, 2014.

The increase in these balances in the Reporting Period is due to initial consolidation of ATR and the acquisition of Sektor in a scope of NIS 13.3 billion and NIS 6.0 billion, respectively, to the acquisition of investment property and land for future development, to the development of new properties and redevelopment of existing properties in the net amount of NIS 1.6 billion and an increase in the value of investment property and investment property under development in the net amount of NIS 0.5 billion. The aforesaid increase was offset by the change in foreign currency exchange rates (primarily due to the devaluation of the Canadian Dollar, the Euro and the Brazilian Real, against the New Israeli Shekel) amounting to NIS 4.8 billion.

Intangible assets, net

Intangible assets, net, as of September 30, 2015, totaled NIS 904 million, compared with NIS 103 million as of December 31, 2014. The increase in intangible assets, net is due mainly to the goodwill of NIS 810 million that arose from the acquisition of Sektor; refer also to Note 3d to the financial statements.

Current liabilities

Current liabilities, as of September 30, 2015, totaled NIS 6.5 billion, compared with NIS 6.0 billion as of December 31, 2014. The increase in current liabilities is due mainly to the increase in “other accounts payable” as a result of the initial consolidation of ATR. The balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.5 billion, compared with NIS 2.7 billion as of December 31, 2014.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

As of September 30, 2015, the Group had a negative working capital balance of NIS 2.2 billion. The current assets of NIS 4.3 billion, the approved long-term credit facilities available for immediate drawdown of NIS 9.0 billion, as well as the cash flows provided by operating activities, in aggregate, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of September 30, 2015 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of September 30, 2015, totaled NIS 47.9 billion, compared with NIS 38.1 billion as of December 31, 2014. The increase in non-current liabilities is due mainly to the initial consolidation of ATR and the acquisition of Sektor that accounted for an increase of NIS 6.3 billion and NIS 4.0 billion, respectively. The aforesaid increase was offset by the change in currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, which amounted to NIS 2.3 billion, In addition, in the Reporting Period, Group companies issued debentures in the net amount of NIS 3.8 billion, for use in the Group’s operating activities (including for the repayment of interest-bearing liabilities to financial institutions and to others).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of September 30, 2015, amounted to NIS 7,123 million, compared with NIS 8,023 million as of December 31, 2014. The decrease is mainly due to a decrease of NIS 1,068 million in the “Capital reserves” line item (mainly with respect to adjustments arising from the translation of foreign operations, due to changes in currency exchange rates of the Euro, the U.S. Dollar, the Canadian Dollar and the Brazilian Real against the New Israeli Shekel, net of capital reserves reclassified to profit or loss with respect to gaining control over ATR) and by the dividends declared amounting to NIS 246 million. The aforesaid decrease was offset by the net income attributable to the equity holders of the Company amounting to NIS 414 million.

The equity per share attributable to the equity holders of the Company as of September 30, 2015 totaled NIS 39.9 per share, compared with NIS 45.0 per share as of December 31, 2014, after dividend distributions of NIS 1.38 per share in the Reporting Period.

Non-controlling interests

Non-controlling interests, as of September 30, 2015, amounted to NIS 23.5 billion, compared with NIS 17.8 billion as of December 31, 2014. The balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 57.8% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 57.7% of FCR’s equity; the interests of CTY’s other shareholders at a rate of 56.7% of CTY’s equity; and also the interests of ATR’s other shareholders at a rate of 45.1% of ATR’s equity.

The increase in non-controlling interests in the Reporting Period is mainly due the initial consolidation of ATR in the amount of NIS 4.1 billion and to the issuance of equity by Group companies in the amount of NIS 2.4 billion. The aforesaid increase was offset by the interests of the other shareholders in the comprehensive loss of subsidiaries amounting to NIS 0.1 billion and by the share of the non-controlling interests in the dividends distributed by the subsidiaries amounting to NIS 0.9 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 51.6% as of September 30, 2015, compared with 51.5% as of September 30, 2014 and 51.0% as of December 31, 2014.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.5	Results of Operations and their analysis

A.	Results of operations are as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	NIS in millions (except for net earnings (loss) per share data)

Rental income	4,588	3,654	1,547	1,201	4,913
Property operating expenses	1,451	1,165	481	361	1,584

Net operating rental income	3,137	2,489	1,066	840	3,329

Revenues from sale of buildings, land and construction work performed	940	1,014	278	411	1,357
Cost of buildings sold, land and construction work performed	1,022	1,278	328	427	1,660

Gross loss from sale of buildings, land and construction works performed	(82)	(264)	(50)	(16)	(303)

Total gross profit	3,055	2,225	1,016	824	3,026

Fair value gain from investment property and investment property under development, net	480	354	—	88	1,053
General and administrative expenses	(608)	(442)	(230)	(146)	(619)
Other income	22	8	15	3	55
Other expenses	(630)	(49)	(126)	(28)	(81)
Company’s share in earnings of equity-accounted investees, net	120	199	37	87	12

Operating income	2,439	2,295	712	828	3,446

Finance expenses	(1,427)	(1,483)	(554)	(591)	(2,115)
Finance income	724	254	31	30	157

Profit before taxes on income	1,736	1,066	189	267	1,488
Taxes on income (tax benefit)	110	252	(13)	66	405

Net income	1,626	814	202	201	1,083

Attributable to:
Equity holders of the Company	414	290	(92)	(13)	73
Non-controlling interests	1,212	524	294	214	1,010

	1,626	814	202	201	1,083

Net earnings (loss) per share attributable to equity holders of the Company (in NIS):
Basic net earnings (loss)	2.32	1.65	(0.52)	(0.08)	0.41

Diluted net earnings (loss)	2.30	1.63	(0.52)	(0.08)	0.39

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The statement of comprehensive income is as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions

Net income	1,626	814	202	201	1,083

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Realization of exchange on translation of equity accounted foreign operations	(2,779)	301	294	730	1,148

Gains (losses) on cash flow hedges	(37)	64	(33)	52	46
Gains (losses) on available-for-sale financial assets	(79)	33	(40)	(3)	36

Realization of capital reserves with respect to equity-accounted investee	452	—	—	—	—

Total other comprehensive income (loss)	(2,443)	398	221	779	1,230

Total comprehensive income (loss)	(817)	1,212	423	980	2,313

Attributable to:

Equity holders of the Company	(683)	325	(232)	200	445

Non-controlling interests	(134)	887	655	780	1,868

	(817)	1,212	423	980	2,313

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

B.	Analysis of results of operations for the Reporting Period

Rental income

Rental income increased by 26% to NIS 4,588 million in the Reporting Period, compared with NIS 3,654 million in the corresponding period last year. The increase is due mainly to the initial consolidation of ATR and the acquisition of Sektor that accounted for NIS 903 million and NIS 119 million, respectively, to the initial operation of properties whose development had been completed, to the operation of additional properties acquired during the last 12 months and to the growth in income from existing properties. The aforesaid increase was offset by the sale of properties during the last 12 months.

Property operating expenses

Property operating expenses totaled NIS 1,451 million in the Reporting Period, representing 31.6% of total rental income, compared with NIS 1,165 million, representing 31.9% of total rental income, in the corresponding period last year. The increase in property operating expenses is due mainly to the initial consolidation of ATR the acquisition and of Sektor that accounted for NIS 274 million and NIS 41 million, respectively.

Net operating rental income (NOI)

Net operating rental income increased by 26% to NIS 3,137 million in the Reporting Period (68.4% of rental income), compared with NIS 2,489 million (68.1% of rental income) in the corresponding period last year. The increase in net operating rental income is due to the same reasons described in the “Rental income” section, referred to above.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS 940 million in the Reporting Period (revenues of NIS 1,014 million in the corresponding period last year), comprising NIS 228 million from the sale of buildings and land (revenues of NIS 162 million in the corresponding period last year) and NIS 712 million from construction work performed (revenues of NIS 852 million in the corresponding period last year).

The gross loss from this activity amounted to NIS 82 million in the Reporting Period, compared with a gross loss of NIS 264 million in the corresponding period last year. The gross loss in the Reporting period is derived from construction work being performed, due to project time overruns incurred in the course of progress in the performance and completion of said projects as part of the ongoing activity, and also due to an assessment of the additional expenses and associated costs that Dori Construction will need to expend through to the apartment delivery stage of these projects.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of NIS 480 million, compared with a gain of NIS 354 million, in the corresponding period last year. The gain from investment property Reporting Period derives mainly from EQY due primarily to growth in anticipated cash flows from properties and a decline in the cap rates in the Reporting Period, and from FCR, due to a decline in the cap rates in the Reporting Period. The aforesaid gain is offset by a fair value loss on the investment property and land for development at ATR, due mainly from the properties in Russia.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

General and administrative expenses

General and administrative expenses totaled NIS 608 million (11.0% of total revenues), in Reporting Period compared with NIS 442 million (9.5% of total revenues) in the corresponding period last year. The increase in general and administrative expenses is due mainly to the initial consolidation of ATR that accounted for NIS 120 million and to an increase in acquisition costs (primarily with respect to the Sektor acquisition).

Other expenses

Other expenses amounted to NIS 630 million in the Reporting Period, compared with NIS 49 million in the corresponding period last year and were due mainly to a net loss on gaining control of ATR in the amount of NIS 14 million, to the reclassification to the statement of income of capital reserves (mainly from translation differences on foreign operations) that had accumulated with respect to the investment in ATR and were previously recognized as other comprehensive loss, in the amount of NIS 452 million, against a credit to capital reserves, to the capital loss on the disposal of properties in the amount of NIS 91 million and to restructuring expenses of NIS 38 million at FCR.

Company’s share in earnings of equity-accounted investees, net

In the Reporting Period, this line item amounted to earnings of NIS 120 million (earnings of NIS 199 million were recorded in the corresponding period last year) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of CTY, FCR and EQY. In the corresponding period last year, this item also comprised, among other things, the Company’s share in ATR’s earnings, in the amount of NIS 114 million.

Finance expenses

Finance expenses amounted to NIS 1,427 million in the Reporting Period, compared with NIS 1,483 million in the corresponding period last year. The decrease in the finance expenses in the Reporting Period, compared with the corresponding period last year, is due mainly to a loss of NIS 135 million from the early redemption of interest-bearing debt and financial derivatives that was recognized in the corresponding period last year, compared with NIS 67 million in the Reporting Period. The aforesaid decrease was offset by finance expenses (including amortization of acquisition differences) resulting from the initial consolidation of ATR in an amount of NIS 165 million.

In the Reporting Period, the finance expenses reflect average nominal annual interest of 4.3% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.7% in the corresponding period last year. The decrease in the nominal interest is due mainly to the initial consolidation of ATR whose average debt interest rate is lower than the Group’s average interest rate in the corresponding period last year.

Finance income

Finance income totaled NIS 724 million in the Reporting Period, compared with NIS 254 million in the corresponding period last year. Finance income in the Reporting Period mainly comprises a NIS 592 million gain on the revaluation of derivatives, primarily with respect to currency swap hedging transactions (in the corresponding period last year – a gain of NIS 158 million), finance income of NIS 79 million (in the corresponding period last year – income of NIS 64 million) and income of NIS 50 million from the realization of securities and dividend income (in the corresponding period last year – income of NIS 27 million).

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Taxes on income

Taxes on income totaled NIS 110 million in the Reporting Period, compared with NIS 252 million in the corresponding period last year. Taxes on income in the Reporting Period primarily comprise deferred tax income of NIS 74 million arising mainly from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development, including due to the disposal of properties, restructuring at subsidiaries, tax losses and an investment in a subsidiary (in the corresponding period last year – deferred tax expenses of NIS 129 million).

In the Reporting Period, the Group companies recorded current tax expenses in an amount of NIS 81 million. This amount includes current tax expenses of NIS 149 million (of which NIS 86 million is with respect to disposal of properties), which was offset by current tax income of NIS 68 million that was recorded against tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 123 million (of which NIS 100 million was with respect to disposal of properties) in the corresponding period last year. In addition, tax expenses of NIS 103 million were recognized in the Reporting Period with respect to prior years.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

C.	Analysis of results of operations for the third quarter of 2015

Rental income

Rental income increased by 29% to NIS 1,547 million in the Quarter, compared with NIS 1,201 million in the corresponding quarter last year. The increase is due mainly to the initial consolidation of ATR and the acquisition of Sektor that accounted for NIS 288 million and NIS 119 million, the initial operation of properties whose development has been completed, the operation of additional properties acquired during the last 12 months, and to the growth in income from existing properties. The aforesaid increase was offset by the sale of properties during the last 12 months.

Property operating expenses

Property operating expenses totaled NIS 481 million in the Quarter representing 31.1% of total rental income, compared with NIS 361 million, representing 30.1% of total rental income, in the corresponding quarter last year. The increase in property operating expenses is due mainly to the initial consolidation of ATR and the acquisition Sektor that accounted for NIS 86 million and NIS 41 million respectively.

Net operating rental income (NOI)

Net operating rental income increased by 27% to NIS 1,066 million in the quarter (68.9% of rental income), compared with NIS 840 million (69.9% of rental income) in the corresponding quarter last year. The increase in net operating rental income is due to the same reasons described in the “Rental income” section, referred to above.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS 278 million in the Quarter (revenues of NIS 411 million in the corresponding quarter last year), comprising NIS 59 million from the sale of buildings and land (revenues of NIS 83 million in the corresponding quarter last year) and NIS 219 million from construction work performed (revenues of NIS 328 million in the corresponding quarter last year).

The gross loss from this activity amounted to NIS 50 million in the Quarter, compared with a gross loss of NIS 16 million in the corresponding quarter last year. The gross loss in the Quarter is derived from construction works being performed due to project time overruns incurred in the course of progress in the performance and completion of said projects as part of the ongoing activity, and also due to an assessment of the additional expenses and associated costs that Dori Construction will need to expend through to the apartment delivery stage of these projects.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group has not recognized, in the Quarter, a net fair value gain nor a fair value loss on its properties compared with a gain of NIS 88 million, in the corresponding quarter last year. During the Quarter, the Group recognized a fair value gain from investment property and investment property under development, mainly at EQY, which is due primarily to growth in forecasted cash flows from properties and a decline in the cap rates. The aforesaid gain was offset by a fair value loss on the investment property and investment property under development at ATR, mainly in Russia.

General and administrative expenses

General and administrative expenses totaled NIS 230 million (12.6% of total revenues) in the Quarter, compared with NIS 146 million (9.1% of total revenues) in the corresponding quarter last year. The increase in general and administrative expenses is due mainly to the initial consolidation of ATR that accounted for NIS 39 million and to an increase in acquisition costs (primarily with respect to the Sektor acquisition).

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Other expenses

Other expenses totaled NIS 126 million in the Quarter, compared with NIS 28 million in the corresponding quarter last year, and are mainly due to a capital loss of NIS 86 million on the disposal of properties and restructuring expenses of NIS 38 million at FCR.

Company’s share in earnings of equity-accounted investees, net

In the Quarter, this line item amounted to earnings of NIS 37 million (earnings of NIS 87 million recorded in the corresponding quarter last year) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of CTY, EQY and FCR. In the corresponding quarter last year, this item also comprised, among other things, the Company’s share in ATR’s earnings, in the amount of NIS 42 million.

Finance expenses

Finance expenses amounted to NIS 554 million in the Quarter, compared with NIS 591 million in the corresponding quarter last year. The decrease in the finance expenses in the Quarter, compared with the corresponding quarter last year, is due mainly to a loss of from the early redemption of interest-bearing debt and financial derivatives that was recognized in the corresponding period last year in the amount of NIS 70 million, compared with NIS 38 million in the Quarter, and to a loss from the devaluation of financial derivatives that was recognized in the corresponding quarter last year in the amount of NIS 54 million, compared with a loss of NIS 14 million in the Quarter. The aforesaid decrease was offset by the initial consolidation of ATR in an amount of NIS 48 million (including amortization of acquisition differences).

In the Quarter, the finance expenses reflect average nominal annual interest of 4.6% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.9% in the corresponding quarter last year. The decrease in the nominal interest is due mainly to the initial consolidation of ATR, whose average debt interest rate is lower than the Group’s average interest rate in the corresponding quarter last year.

Finance income

Finance income totaled NIS 31 million in the Quarter, compared with NIS 30 million in the corresponding quarter last year. Finance income in the Quarter mainly comprises finance income of NIS 29 million (in the corresponding quarter last year – income of NIS 23 million) and income of NIS 2 million from the realization of securities and dividend income (in the corresponding quarter last year – income of NIS 4 million).

Taxes on income

Tax income totaled NIS 13 million in the Quarter, compared with tax expenses of NIS 66 million in the corresponding quarter last year. Taxes on income in the Quarter include deferred tax income of NIS 165 million arising mainly from a net change in the temporary differences between the tax base for the fair value of investment property and investment property under development including with respect to disposal of properties, restructuring at subsidiaries, and tax losses (in the corresponding quarter last year – deferred tax expenses of NIS 7 million).

In the Quarter, the Group companies recorded current tax expenses in an amount of NIS 67 million. This amount includes current tax expenses of NIS 91 million (of which NIS 72 million is with respect to disposal of properties), which was offset by current tax income of NIS 24 million that was recorded against tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 60 million (of which NIS 59 million was with respect to disposal of properties) in the corresponding quarter last year. In addition, tax expenses of NIS 85 million were recognized in the Quarter with respect to prior years.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties, credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid sources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 2.0 billion as of September 30, 2015, and NIS 1.3 billion at the end of 2014. In addition, as of September 30, 2015, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 9.0 billion, compared with NIS 10.2 billion as of December 31, 2014.

As of September 30, 2015, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 11.0 billion (NIS 3.2 billion in the Company and wholly-owned subsidiaries).

As of September 30, 2015, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 59.1 billion (78.4% of the total investment property and investment property under development).

As of September 30, 2015, the Company had a negative working capital of NIS 2.2 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including wholly-owned subsidiaries), approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 9.0 billion and NIS 2.9 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company and the positive cash flow from operating activity, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

In addition, as of September 30, 2015, the Company has, according to its separate financial statements, continuous negative cash flows from operating activities. This, together with negative working capital, constitutes a warning sign according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, which consequently requires a disclosure be made regarding the forecasted cash flows, which is attached as Appendix D of the Directors’ Report.

This notwithstanding, it should be noted that, in the opinion of the Company’s management, in light of the structure of the Group, the Company’s cash flows should be considered on the basis of the financial statements of the Company and the private subsidiaries under its control (expanded solo basis), according to which the Company has positive cash flows from its operating activities.

3.7.	Cash flows

Cash inflows from operating activities in the Reporting Period and the Quarter totaled NIS 1,170 million and NIS 673 million, respectively, compared with NIS 722 million and NIS 265 million, respectively, in the corresponding periods last year. Excluding timing differences with respect to third-party receipts and payments, cash inflows from operating activities in the Reporting Period and the quarter totaled NIS 1,179 million and NIS 466 million, respectively, compared with NIS 722 million and NIS 273 million, respectively in the corresponding periods last year. The increase in cash inflows from operating activities, excluding timing differences with respect to third-party receipts and payments, is due mainly to the initial consolidation of ATR and the acquisition of Sektor and to a reduction of the negative cash flows from the construction works activity in the Reporting Periods, compared with the corresponding periods quarter last year.

In the Reporting Period, the activities of the Company and its subsidiaries were funded by means of issuance of debentures in a net amount of NIS 3,827 million, by means of issuance of equity in an amount of NIS 2,274 million, and by means of the repayment of long-term loans granted in a net amount of NIS 37 million. The proceeds from the above sources were used primarily for investments in investees in a net amount of NIS 3,148 million, acquisition and development of new investment property in a net amount of NIS 1,569 million, for repayment of loans and credit lines in a net amount of NIS 1,318 million for the payment of dividends by Group companies in an amount of NIS 1,046 million and for investments in financial assets in a net amount of NIS 48 million.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

In the Quarter, the activities of the Company and its subsidiaries were funded by means of issuance of debentures in a net amount of NIS 3,000 million and by means of issuance of equity in an amount of NIS 1,484 million. The proceeds from the above sources were used primarily for investments in investees in a net amount of NIS 2,355 million, for repayment of loans and credit lines in a net amount of NIS 2,349 million, for acquisition and development of new investment property in a net amount of NIS 246 million, for payment of dividends by Group companies in an amount of NIS 291 million and for investments in financial assets in a net amount of NIS 214 million.

3.8.	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 18, 2015, the Company may purchase debentures of the outstanding series in the par value amount of NIS 100 million. The program is in effect until August 31, 2016. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of September 30, 2015 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 6.3 million under the aforementioned program.

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the President/CEO and the Senior Executive Vice President and CFO of the Company. Since March 23, 2015, the approval date of the Company’s annual report for 2014, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.	During the period from January 1, 2015 through the date on which the financial statements were approved, the officers responsible for reporting and managing the Company’s market risks (the Company’s President/CEO and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2014, March 31, 2015, June 30, 2015 and September 30, 2015 were approved.

4.3.	Changes in foreign currency exchange rates – From January 1, 2015 through September 30, 2015, the New Israeli Shekel appreciated against the Euro, the Canadian Dollar and the Brazilian Real by 6.8%, 12.9%, and 34.2%, respectively and devalued against the U.S. Dollar by 0.9%. With regard to the effect of exchange rate changes on the Company’s equity, as of September 30, 2015, refer to Appendixes A and B of the Director’s Report. In addition, from September 30, 2015 until immediately prior to the date of approval of this report, the New Israeli Shekel appreciated against the U.S. Dollar, the Canadian Dollar and the Euro by 0.9%, 0.2% and 6.3%, respectively, and devalued against the Brazilian Real by 3.1%.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2015 through September 30, 2015, the (known) consumer price index decreased by 0.2%. As to the effect of changes in the consumer price index on the equity of the Company refer to the linkage bases report as of September 30, 2015, attached as Appendix A of the Directors’ Report. In addition, from September 30, 2015 until immediately prior to the date of approval of this report, the (known) consumer price index decreased by 0.3%.

4.4.

As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of September 30, 2015, refer to the table attached as Appendix B of the Directors’ Report.

As of September 30, 20151 and December 31, 2014, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows:

September 30, 2015	December 31, 2014

[1]	Refer also to Appendix B of the Directors’ Report.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

5.	Corporate Governance Aspects

5.1.	Donations

The Group considers itself bound to concern about and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Company operates.

A.	The majority of the Group’s social investment in the Reporting Period was directed to the education field for the benefit of the “Supporting the South” initiative, which had been established by the Company three years earlier. Within the framework of the initiative the Company supports the education systems of periphery towns in the Negev, including providing support for schools, granting scholarships to students, and supporting youth centers.

B.	Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers, Diaspora Jewry and the environment.

In the Reporting Period, the Group’s donations amounted to NIS 7.8 million.

6.	Disclosure Regarding the Financial Reporting of the Company

6.1.	Additional Information and Events Subsequent to the Reporting Date

For details regarding the adoption of an ongoing capital issuance plan by EQY and the Company’s participation in the aforesaid plan, refer to Note 5b to the financial statements.

6.2.	Critical Accounting Estimates

During the Reporting Period, there were no changes in the critical accounting estimates. For additional information regarding critical accounting estimates, refer to Note 2b to the financial statements for the year ended December 31, 2014.

7.	Details Concerning the Company’s Publicly-Held Commitment Certificates

A.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus that was published on July 29, 2015 (reference no. 2015-01-085353), with the information contained therein being hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2014 is NIS 1,167 million. No material changes have occurred in the value of the pledged properties as of September 30, 2015 compared with their value as of December 31, 2014. Moreover, at the request of the Company together with the trustee for the debentures, on April 28, 2015, the charge and the mortgage registered as collateral in favor of the holders of the Company’s debentures (Series J), on the real estate denoted as block 3946, parcel 391 at 7 Yaldei Teheran Street, Rishon Lezion, which constitutes a land reserve adjoining G TWO, were removed. Based on an appraiser’s valuation, the value of the land as of December 31, 2014 is NIS 45 million.

B.	For details regarding an issuance of debentures (Series L) in January 2015, in a net amount of NIS 789 million, by way of expanding the series, refer to Note 3b1 to the financial statements.

C.	For details regarding an issuance of debentures (Series L) in April 2015, in a net amount of NIS 673 million, by way of expanding the series, refer to Note 3b3 to the financial statements.

D.	For details regarding an issuance of debentures (Series L) in August 2015, in a net amount of NIS 721 million, by way of expanding the series, refer to Note 3b9 to the financial statements.

November 29, 2015
Date of Approval	Chaim Katzman	Rachel Lavine
of Directors’ Report	Chairman of the Board of Directors	CEO

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix A of the Directors’ Report

Linkage Bases Report

	September 30, 2015
	NIS - linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - unlinked	Other	Unlinked	Total
	NIS in millions
Assets

Cash and cash equivalents	—	153	27	1,134	179	224	—	1,717
Short-term deposits and loans	—	39	75	14	83	23	—	234
Trade and other accounts receivable	300	108	52	127	95	170	207	1,059
Long-term investments and loans	101	224	373	270	93	570	—	1,631

Total monetary assets	401	524	527	1,545	450	987	207	4,641
Other financial assets (1)	—	—	—	—	—	—	1,459	1,459
Other assets (2)	—	17,507	23,368	10,223	3,445	23,357	1,036	78,936

Total assets	401	18,031	23,895	11,768	3,895	24,344	2,702	85,036

Liabilities

Short-term credit from banks and others	—	—	46	556	268	18	—	888
Trade and other accounts payable	242	223	435	373	467	488	475	2,703
Liabilities attributable to assets held for sale	—	—	—	—	—	3	—	3
Debentures (3)	1,425	2,523	6,567	9,588	11,060	1,225	—	32,388
Convertible debentures	—	—	959	—	—	—	—	959
Interest-bearing loans from financial institutions and others(3)	563	4,186	3,798	1,444	155	1,449	—	11,595
Other liabilities	1	80	61	95	7	170	23	437

Total financial liabilities	2,231	7,012	11,866	12,056	11,957	3,353	498	48,973

Other liabilities (4)	—	—	—	—	—	—	5,452	5,452

Total liabilities	2,231	7,012	11,866	12,056	11,957	3,353	5,950	54,425

Assets, net of liabilities	(1,830)	11,019	12,029	(288)	(8,062)	20,991	(3,248)	30,611

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As of the Reporting Date, the Company has linkage basis and cross-currency swaps from CPI-linked NIS to foreign currency totaling NIS 5,167 million, other cross-currency swaps from non-linked NIS to foreign currency totaling NIS 1,896 million and another cross-currency swap from U.S Dollars to Brazilian Reals totaling NIS 818 million.
(4)	Mainly deferred taxes and advances from customers.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of September 30, 2015

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of September 30, 2015. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,031	1,861	3,887	3,312	1,249	—
Assets in NIS	3,031	7,300	17,118	9,692	1,240	38,381

% of total assets	8	19	45	25	3	100

Liabilities in original currency	12,724	972	1,546	1,657	—	—
Cross-currency swap transactions in original currency	(9,777)	73	1,354	656	842	—
Liabilities in original currency	2,947	1,045	2,900	2,313	842	—
Liabilities in NIS adjusted for swaps	2,947	4,100	12,771	6,769	836	27,423

% of total liabilities	11	15	46	25	3	100

Total equity in original currency	84	816	987	999	407	—

Total economic equity[3] in NIS	84	3,200	4,347	2,923	404	10,958

% of total equity	1	29	39	27	4	100

1	According to currency exchange rates as of September 30, 2015.
2	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix C of the Directors’ Report

Valuation Summary

The Company conducted a valuation of ATR, for the purpose of allocating the ATR purchase price to ATR’s identifiable assets and identifiable liabilities (Purchase Price Allocation or “PPA”), within the context of the business combination that was closed on January 22, 2015. For further information regarding the purchase, refer to Note 3c to the financial statements (the “Valuation”).

In accordance with Regulation 8B of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority (as updated in March 2014), the Valuation constitutes a very material valuation as defined in the aforementioned Securities Regulations. The Company attached the Valuation to the financial statements as of March 31, 2015, as published in an immediate report on May 31, 2015 (ref. no, 2015-01-033489). The valuations are hereby presented by means of the reference to the reports published on May 31, 2015. Presented below is the Valuation summary:

1.	Identification of the Valuation subject	Valuation of the share capital of ATR.

2.	Valuation date/Effective date	January 22, 2015.

3.	Value of the Valuation subject in the Company’s books (purchase cost*)	EUR 1,757.6 million* (NIS 8,044 million).

4.	Value of the Valuation subject determined by the Valuation	EUR 1,990.3 million (NIS 9,109 million).

5.	Identity of the appraiser and its characterization – BDO Ziv Haft

Ziv Haft Consulting & Management Ltd. (“Ziv Haft”). Ziv Haft is part of the worldwide BDO network and provides consulting and management services on a wide range of topics to companies engaged in various fields. Ziv Haft has a wealth of experience in the field of appraisal, economic and accounting due diligence, and valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company. The Company has provided the appraiser with an indemnification letter as is customary.

6.	The valuation methodology adopted by the appraiser	International Financial Reporting Standards No. 3, “Business Combinations”.

7.	The valuation model adopted by the appraiser

•       Discounted cash flows (DCF) for VAT receivables valuation.

•       Share-based payment valuation (part of the minority interest) using the B&S model in accordance with IFRS 2.

•       External valuation of loans and debentures.

•       Discounted cash flows (DCF) for finance leases valuation.

8.	The main assumptions according to which the valuation was carried out

•       Adjustments to ATR’s equity have been made from December 31, 2014 through the purchase date, as detailed in the Valuation.

•       Average weighted discount rate of 8.3% for finance leases.

•       Discount rate of 1.2%-3.3% for debentures and 0.6%-0.7% for loans, in accordance with duration of each debenture and loan and in accordance with the external valuation.

•       Long-term VAT receivables have been discounted in accordance with the capitalization rates of the real estate with respect to which they were created, of 7.5%-12.4%.

•       Investment property, property under development and land were valued at their value in the financial statements (represents their fair value).

•       An adjustment has been made in order to recognize the deferred tax liability, net of deferred tax assets with respect to carryforward losses, which were not recognized in ATR’s financial statements in accordance with section 15 of IAS 12.

9.	Bargain purchase gain recognized	• EUR 232.7 million (NIS 1,065 million).

*)	The purchase cost noted above includes the previous holding in ATR’s shares (EUR 630.2 million) and the non-controlling interests (EUR 898.3 million), refer to Note 3c to the financial statements.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix D of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

Presented below is a disclosure regarding the forecasted cash flows as of September 30, 2015, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and the making of additional investments, apart from investments and the disposal of assets to which the Company had committed through the approval date of the financial statements:

	1.10.2015 through 31.12.2015	1.1.2016 through 31.12.2016	1.1.2017 through 30.9.2017
	NIS in millions

Balance of liquid assets at the beginning of the period (1)	2,162	1,525	716

Separate sources:

From operating activities of investees (2)	191	1,364	893

Total sources	191	1,364	893

Separate applications:

Cash outflows for operating activities (3) (5)	(189)	(725)	(548)

Cash outflows for financing activities (4) (5)	(287)	(917)	(301)

Investment in subsidiaries	(168)	(96)	—

Loans granted to subsidiaries	(20)	(100)	—

Anticipated dividend distributions (6)	(164)	(335)	(171)

Total applications	(828)	(2,173)	(1,020)

Balance of liquid assets at the end of the period	1,525	716	589

As of September 30, 2015, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 7.9 billion.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company, and the Company also assumes that the overall scope of its credit lines will remain at its current level. In addition, as of September 30, 2015, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 1.0 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 2.5 billion, NIS 1.7 billion and NIS 1.6 billion, respectively.

(2)	Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, EQY, FCR and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.

(3)	Includes interest payments, tax payments and general and administrative expenses.

(4)	Redemption of principal of debentures in accordance with the debenture terms.

(5)	Based on currency exchange rates and variable interest rates according to bank forecasts and a 0.8% annual rise in the consumer price index. Changes in these assumptions could have an effect on principal and interest payments.

(6)	In accordance with the Company’s current dividend distribution policy.

Forward-looking information:

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2014 PERIODIC REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2014 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 14, 2015, the Company distributed a dividend to its shareholders in the amount of NIS 82 million (NIS 0.46 per share).

B.	On July 6, 2015, the Company distributed a dividend to its shareholders in the amount of NIS 82 million (NIS 0.46 per share).

C.	On October 14, 2015, the Company distributed a dividend to its shareholders in the amount of NIS 82 million (NIS 0.46 per share).

D.	For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5a to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the United States

A.	For details regarding an issuance of equity made by EQY in the amount of U.S.$ 121 million, and the Company’s participation in the aforesaid issuance of equity, refer to Note 3a2 to the financial statements.

B.	In April 2015, the S&P rating agency upgraded EQY’s credit rating from BBB- to BBB, with a stable outlook.

C.	For details regarding the adoption of an ongoing capital issuance plan by EQY and the Company’s participation in the aforesaid plan, refer to Note 5b to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding an issuance of equity made by FCR in the amount of C$ 86.5 million, refer to Note 3a1 to the financial statements.

B.	For details regarding a debt issuance made by FCR of C$ 90 million par value of unsecured debentures (Series S) bearing annual interest at the rate of 4.32%, refer to Note 3b2 to the financial statements.

C.	For details regarding an early redemption of convertible debentures by FCR, refer to Note 3b6 to the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

A.	For details regarding CTY’s acquisition of Sektor, which owns a property portfolio of EUR 1.5 billion, and CTY’s raising of equity by means of a rights offering in order to finance the acquisition, refer to Notes 3a3 and 3d to the financial statements.

B.	For details regarding debt issuances made by CTY in the amount of EUR 600 million, refer to Notes 3b8 and 3b10 to the financial statements.

C.	For details of 4.6 million CTY shares purchased by the Company, refer to Note 3e9 to the financial statements.

Update to Section 9 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

A.	On January 22, 2015, the Company completed the acquisition of 52.1 million ATR shares, constituting 13.87% of the issued share capital and the voting rights of ATR, from one of the entities in the founders’ group of a consortium led by CPI, at a price of EUR 4.4 per share and for a total consideration of EUR 229.1 million (NIS 1.05 billion), in an off-exchange transaction (the “Acquisition”). As a result of the Acquisition, the Company’s holding interest in ATR increased to 55% and the Company became the sole controlling shareholder in ATR; with effect from the financial statements for the first quarter of 2015, the Company consolidates the financial statements of ATR. For further details regarding the acquisition, refer to Note 3c to the financial statements.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

B.	For details regarding an issuance of unsecured debentures made by ATR in the amount of EUR 160 million, by means of expanding a listed series, refer to Note 3b5 to the financial statements.

C.	For details regarding the early redemption of debentures by ATR in an amount of EUR 81 million, refer to Note 3b7 to the financial statements.

Update to Section 10 – Development and construction of residential projects

A.	For details regarding the completion of the outline for strengthening the capital structure of Dori Group and Dori Construction, refer to Note 3e1 to the financial statements.

B.	For details regarding the approval of an outline for additional investment in Dori Group after the reporting date, through extending a credit facility by the Company to Gazit Development, refer to Note 5c to the financial statements.

C.	On April 26, 2015, the Midroog rating agency announced the downgrading of the rating on all series of Dori Group’s outstanding debentures to a rating level of A3 with negative implications, from a rating level of A2.

D.	For details regarding an early redemption of Dori Construction’s debentures (Series A), refer to Note 3b4 to the financial statements.

E.	On April 21, 2015, Ellomay notified Dori Group of the exercise of the first option granted to it pursuant to its investment agreement in Dori Energy, to increase Ellomay’s holding interest in Dori Energy by a further 9%, by means of an additional allocation of Dori Energy shares. Following the exercise of the option, Ellomay and Dori Group hold 49% and 51%, respectively, of the issued share capital of Dori Energy.

Update to Section 11.1 – Gazit Development

The Company and Gazit Development have entered into a service agreement whereby the Company will provide Gazit Development with management services in consideration for a monthly payment of NIS 60 thousand, with effect from September 1, 2015.

Update to Section 11.3 – ProMed

ProMed sold 4 medical office buildings in the Reporting Period for a gross consideration of U.S.$ 193 million (NIS 750 million). Following the aforesaid sales, the Company no longer has any activity in the medical office buildings sector in the United States.

Update to Section 17 – Human Capital

A.	On May 31, 2015, the President of the Company gave notice of his retirement. With effect from September 1, 2015, Ms. Rachel Lavine serves as CEO of the Company. Ms. Rachel Lavine also serves as a director of the Company, as the Vice Chairman of ATR’s board of directors, as Chairman of Gazit Development and as a director of CTY. For details of the general meeting’s approval of Ms. Lavine’s terms of employment, refer to Notes 3e4 and 3e5 to the financial statements.

B.	For details regarding the grant of share options compensation to designated officer of the company, see note 3e’8 to the financial statements.

Update to Section 19 – Financing

A.	For details regarding a public offering of NIS 752 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 789 million, refer to Note 3b1 to the financial statements.

B.	For details regarding a public offering of NIS 621 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 673 million, refer to Note 3b3 to the financial statements.

C.	For details regarding a public offering of NIS 720 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 721 million, refer to Note 3b9 to the financial statements.

D.	In September 2015, wholly-owned subsidiaries of the Company entered into two credit facility agreements with Citibank N.A. (“Citibank”), for a period of three years, in an amount of U.S.$ 170 million and C$ 52 million (in total, U.S.$ 210 million). The credit agreements replace previous agreements between the aforesaid subsidiaries and Citibank, while extending their term and increasing the amount of the credit extended thereunder (prior to revising the credit facilities their overall amount was U.S.$ 85 million and C$ 52 million). The credit facilities bear interest at LIBOR or CDOR, plus a fixed spread.

Moreover, the credit facilities are secured by a pledge on some of the subsidiaries’ shares owned by the Company –EQY, FCR and CTY, as well as by a guarantee from the Company and the wholly-owned subsidiaries (limited to the amount of the pledged shares). The agreement stipulates restrictions in relation to the maximum quantity of shares that may be pledged to secure the credit.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Pursuant to the credit agreements, the ratio of the amount of the debt utilized under the facilities to the value of the collateral (based on average market value) shall not exceed 57.5% (in relation to the agreement in an amount of U.S.$ 170 million that is secured by the EQY and CTY shares) and shall not exceed 60% (in relation to the agreement in an amount of C$ 52 million that is secured by the FCR shares).

The agreements include customary causes for calling for the early repayment of the credit (including in relation to events at the subsidiaries referred to above), including: a change of control in the subsidiaries, certain material legal proceedings (including in connection with liquidation, receivership, asset realization proceedings and execution orders), cessation of trade in the subsidiaries’ shares, a merger, and so forth. Likewise, the agreements include a cross-default mechanism where immediate repayment is called for of another debt in an amount of not less than U.S.$ 50 million or of another debt that is secured by EQY, FCR or CTY shares. In addition, there is a cross-default mechanism between the credit facilities and the utilization ratio between them also has to be maintained.

In parallel, additional wholly-owned subsidiaries of the Company have entered into a credit facility agreement in an amount of U.S.$ 75 million with another foreign bank, for a period of 30 months, which is also secured by EQY, FCR and CTY shares.

It should also be noted that, in parallel with entering into the aforesaid agreements, the Company is working with Bank Leumi LeIsrael Ltd. and a foreign bank owned by the latter (collectively, “Leumi”) to reduce its credit facility from Leumi (that is described in section 19.2.4 of the Company’s periodic report for 2014). In the course thereof, the parties have contracted to revise the aforesaid credit facility agreement which is secured, in addition to other collateral, by a pledge on some of the EQY shares owned by the Company, representing the Company’s controlling interest in EQY, whereby the minimum quantity of EQY shares that the Company shall pledge in favor of Leumi has been reduced to 15% of the issued and paid-up share capital of EQY (17% on a fully diluted basis), instead of 20% on a fully diluted basis as prescribed in the original agreement.

Update to Section 20 – Taxation

For details regarding a compromise settlement between the Company and the VAT Authorities, refer to Note 3e7 to the financial statements.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CINEMA

	Quarter 3 2015	Quarter 2 2015	Quarter 1 2015	As of December 31, 2014 and for the year then ended
Value of property (NIS in 000’s)	481,600	481,600	481,600	481,600
NOI in the period (NIS in 000’s)	8,665	8,063	7,559	33,165
Revaluation gains (losses) in the period (NIS in 000’s)	(18)	(415)	(296)	18,354
Average occupancy rate in the period	99%	99%	99%	99.6%
Actual rate of return (%)*)	7.0%	6.7%	6.5%	6.9%
Average annual rental per sq. meter (NIS)	1,528	1,460	1,402	1,487
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—	—

*)	Eliminating non-linear profit.

G TWO

	Quarter 3 2015	Quarter 2 2015	Quarter 1 2015	As of December 31, 2014 and for the year then ended
Value of property (NIS in 000’s)	275,800	275,800	275,800	275,800
Land reserve and building rights (NIS in 000’s)	45,000	45,000	45,000	45,000
NOI in the period (NIS in 000’s)	5,298	5,124	4,798	18,976
Revaluation gains in the period (NIS in 000’s)	(608)	(186)	(601)	11,678
Average occupancy rate in the period	100%	100%	99%	98%
Rate of return (%)*)	7.2%	7.1%	6.7%	6.9%
Average annual rental per sq. meter (NIS)	892	881	831	866
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—	—

*)	Eliminating non-linear profit.

G ONE

	Quarter 3 2015	Quarter 2 2015	Quarter 1 2015	As of December 31, 2014 and for the year then ended
Value of property (NIS in 000’s)	299,300	299,300	299,300	299,300
Building rights and other adjustments (NIS in 000’s)	15,600	15,600	15,600	15,600
NOI in the period (NIS in 000’s)	4,993	5,321	5,238	21,301
Revaluation gains (losses) in the period (NIS in 000’s)	(178)	(8)	(16)	6,795
Average occupancy rate in the period	100%	99%	99%	99.2%
Actual rate of return (%)*)	6.9%	6.8%	7.0%	7.1%
Average annual rental per sq. meter (NIS)	810	813	834	834
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—	—

*)	Eliminating non-linear profit.

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2015

Unaudited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555
ey.com

AUDITORS’ REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of September 30, 2015 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of nine and three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain subsidiaries, whose assets constitute approximately 17% of total consolidated assets as of September 30, 2015, and whose revenues constitute approximately 23% and 23% of total consolidated revenues for the periods of nine and three months then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 29, 2015	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31, 2014
	2015	2014
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,717	1,993	650
Short-term deposits and loans	234	376	368
Marketable securities	35	112	299
Financial derivatives	159	23	90
Trade receivables	534	584	536
Other accounts receivable	501	315	303
Inventory of buildings and apartments for sale	518	657	588
Income taxes receivable	24	56	14

	3,722	4,116	2,848

Assets classified as held for sale	596	1,404	1,046

	4,318	5,520	3,894

NON-CURRENT ASSETS

Equity-accounted investees	2,962	6,130	6,213
Other investments, loans and receivables	742	512	564
Available-for-sale financial assets	596	647	383
Financial derivatives	669	745	288
Investment property	71,399	53,310	56,646
Investment property under development	3,055	2,468	1,642
Non-current inventory	2	4	2
Fixed assets, net	262	162	171
Intangible assets, net	904	103	103
Deferred taxes	127	98	78

	80,718	64,179	66,090

	85,036	69,699	69,984

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31, 2014
	2015	2014
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	888	383	553
Current maturities of non-current liabilities	2,501	2,851	2,711
Financial derivatives	87	61	59
Trade payables	816	849	900
Other accounts payable	1,735	1,306	1,262
Advances from customers and buyers of apartments	294	281	304
Income taxes payable	152	118	74

	6,473	5,849	5,863
Liabilities attributed to assets held for sale	3	72	110

	6,476	5,921	5,973

NON-CURRENT LIABILITIES

Debentures	30,949	23,287	24,433
Convertible debentures	959	1,238	1,254
Interest-bearing loans from financial institutions and others	10,533	10,476	8,552
Financial derivatives	186	83	94
Other liabilities	437	179	190
Deferred taxes	4,885	3,471	3,618

	47,949	38,734	38,141

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	232	229	232
Share premium	4,413	4,297	4,411
Retained earnings	5,083	5,213	4,915
Foreign currency translation reserve	(2,663)	(1,974)	(1,641)
Other reserves	79	109	127
Loans to purchase shares	—	(*—	(*—
Treasury shares	(21)	(21)	(21)

	7,123	7,853	8,023
Non-controlling interests	23,488	17,191	17,847

Total equity	30,611	25,044	25,870

	85,036	69,699	69,984

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

November 29, 2015
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Rachel Lavine CEO	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions (except for per share data)

Rental income	4,588	3,654	1,547	1,201	4,913
Property operating expenses	1,451	1,165	481	361	1,584

Net operating rental income	3,137	2,489	1,066	840	3,329

Revenues from sale of buildings, land and construction work performed	940	1,014	278	411	1,357
Cost of buildings sold, land and construction work performed	1,022	1,278	328	427	1,660

Gross loss from sale of buildings, land and construction work performed	(82)	(264)	(50)	(16)	(303)

Total gross profit	3,055	2,225	1,016	824	3,026

Fair value gain from investment property and investment property under development, net	480	354	—	88	1,053
General and administrative expenses	(608)	(442)	(230)	(146)	(619)
Other income	22	8	15	3	55
Other expenses	(630)	(49)	(126)	(28)	(81)
Company’s share in earnings of equity-accounted investees, net	120	199	37	87	12

Operating income	2,439	2,295	712	828	3,446

Finance expenses	(1,427)	(1,483)	(554)	(591)	(2,115)
Finance income	724	254	31	30	157

Income before taxes on income	1,736	1,066	189	267	1,488
Taxes on income (tax benefit)	110	252	(13)	66	405

Net income	1,626	814	202	201	1,083

Attributable to:

Equity holders of the Company	414	290	(92)	(13)	73
Non-controlling interests	1,212	524	294	214	1,010

	1,626	814	202	201	1,083

Net earnings (loss) per share attributable to equity holders of the Company:
Basic net earnings (loss)	2.32	1.65	(0.52)	(0.08)	0.41

Diluted net earnings (loss)	2.30	1.63	(0.52)	(0.08)	0.39

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions

Net income	1,626	814	202	201	1,083

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	(2,779)	301	294	730	1,148
Net gains (losses) on cash flow hedges (1)	(37)	64	(33)	52	46
Net gains (losses) on available-for-sale financial assets	(79)	33	(40)	(3)	36
Exercise of capital reserves of company previously accounted for using the equity method	452	—	—	—	—

Total other comprehensive income (loss)	(2,443)	398	221	779	1,230

Total comprehensive income (loss)	(817)	1,212	423	980	2,313

Attributable to:
Equity holders of the Company (2)	(683)	325	(232)	200	445
Non-controlling interests	(134)	887	655	780	1,868

	(817)	1,212	423	980	2,313

(1) Includes Group’s share in other comprehensive income (loss) of equity-accounted investees	21	(31)	1	(4)	(34)

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income (loss)	414	290	(92)	(13)	73
Exchange differences on translation of foreign operations	(1,460)	(33)	(89)	192	307
Net gains (losses) on cash flow hedges	(10)	36	(11)	25	29
Net gains (losses) on available-for-sale financial assets	(79)	32	(40)	(4)	36
Exercise of capital reserves of company previously accounted for using the equity method	452	—	—	—	—

	(683)	325	(232)	200	445

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2015 (audited)	232	4,411	4,915	(1,641)	127	*) —	(21)	8,023	17,847	25,870

Net income	—	—	414	—	—	—	—	414	1,212	1,626
Other comprehensive loss	—	—	—	(1,022)	(75)	—	—	(1,097)	(1,346)	(2,443)

Total comprehensive income (loss)	—	—	414	(1,022)	(75)	—	—	(683)	(134)	(817)

Exercise and forfeiture of Company’s share options	*) —	2	—	—	(2)	—	—	*) —	—	*) —
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Cost of share-based payment	—	—	—	—	4	—	—	4	35	39
Dividend declared **)	—	—	(246)	—	—	—	—	(246)	—	(246)
Non-controlling interest in initially consolidated subsidiaries	—	—	—	—	—	—	—	—	4,250	4,250
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	—	—	—	—	(69)	—	—	(69)	69	—
Capital issuance to non-controlling interests	—	—	—	—	83	—	—	83	2,358	2,441
Acquisition of non-controlling interests	—	—	—	—	11	—	—	11	(58)	(47)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(3)	(3)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(876)	(876)

Balance as of September 30, 2015	232	4,413	5,083	(2,663)	79	—	(21)	7,123	23,488	30,611

*)	Represents an amount of less than NIS 1 million.
**)	In the nine month ended in September 30, 2015 the Company declared a dividend in an amount of NIS 1.38 per share (a total of approximately NIS 246.3 million). NIS 82.1 million (NIS 0.46 per share) was paid on April 14, 2015, NIS 82.1 million (NIS 0.46 per share) was paid on July 6, 2015 and NIS 82.1 million (0.46 per share) was paid on October 14, 2015.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2014 (audited)	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353

Net income	—	—	290	—	—	—	—	290	524	814
Other comprehensive income (loss)	—	—	—	(33)	68	—	—	35	363	398

Total comprehensive income (loss)	—	—	290	(33)	68	—	—	325	887	1,212

Exercise, expiration and forfeiture of share options into Company’s shares	*) —	9	—	—	(9)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	7	—	—	7	25	32
Dividend declared	—	—	(237)	—	—	—	—	(237)	—	(237)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	—	—	—	—	(70)	—	—	(70)	70	—
Capital issuance to non-controlling interests	—	—	—	59	(33)	—	—	26	2,248	2,274
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(587)	(587)

Balance as of September 30, 2014	229	4,297	5,213	(1,974)	109	*) —	(21)	7,853	17,191	25,044

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of July 1, 2015	232	4,413	5,257	(2,574)	147	(21)	7,454	21,437	28,891

Net income (loss)	—	—	(92)	—	—	—	(92)	294	202
Other comprehensive income (loss)	—	—	—	(89)	(51)	—	(140)	361	221

Total comprehensive income (loss)	—	—	(92)	(89)	(51)	—	(232)	655	423

Cost of share-based payment	—	—	—	—	2	—	2	12	14
Dividend declared *)	—	—	(82)	—	—	—	(82)	—	(82)
Non-controlling interest in initially consolidated subsidiary	—	—	—	—	—	—	—	139	139
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the Company	—	—	—	—	(30)	—	(30)	30	—
Capital issuance to non-controlling interests	—	—	—	—	—	—	—	1,474	1,474
Acquisition of non-controlling interests	—	—	—	—	11	—	11	(52)	(41)
Dividend to non-controlling interests	—	—	—	—	—	—	—	(207)	(207)

Balance as of September 30, 2015	232	4,413	5,083	(2,663)	79	(21)	7,123	23,488	30,611

*)	On August 18, 2015 the Company declared a dividend in amount of NIS 0.46 per share (a total of approximately NIS 82.1 million), that was paid on October 14, 2015.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of July 1, 2014	229	4,297	5,305	(2,164)	41	*) —	(21)	7,687	15,362	23,049

Net income (loss)	—	—	(13)	—	—	—	—	(13)	214	201
Other comprehensive income	—	—	—	192	21	—	—	213	566	779

Total comprehensive income (loss)	—	—	(13)	192	21	—	—	200	780	980

Exercise of share options into Company’s shares	*) —	*) —	—	—	*) —	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	2	—	—	2	15	17
Dividend declared	—	—	(79)	—	—	—	—	(79)	—	(79)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	—	—	—	—	5	—	—	5	(5)	—
Capital issuance to non-controlling interests	—	—	—	(2)	40	—	—	38	1,186	1,224
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(147)	(147)

Balance as of September 30, 2014	229	4,297	5,213	(1,974)	109	*) —	(21)	7,853	17,191	25,044

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Audited
	NIS in millions

Balance as of January 1, 2014	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353

Net income	—	—	73	—	—	—	—	73	1,010	1,083
Other comprehensive income	—	—	—	307	65	—	—	372	858	1,230

Total comprehensive income	—	—	73	307	65	—	—	445	1,868	2,313

Issue of shares net of issuance expenses	3	113	—	—	—	—	—	116	—	116
Exercise, expiration and forfeiture of share options into Company’s shares	*) —	10	—	—	(10)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	9	—	—	9	40	49
Dividend paid	—	—	(318)	—	—	—	—	(318)	—	(318)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	—	—	—	—	(79)	—	—	(79)	79	—
Capital issuance to non-controlling interests	—	—	—	58	(7)	—	—	51	2,378	2,429
Acquisition of non-controlling interests	—	—	—	(6)	3	—	—	(3)	(322)	(325)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(747)	(747)

Balance as of December 31, 2014	232	4,411	4,915	(1,641)	127	*) —	(21)	8,023	17,847	25,870

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	NIS in millions

Cash flows from operating activities:

Net income	1,626	814	202	201	1,083

Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	703	1,229	523	561	1,958
Company’s share in earnings of equity-accounted investees, net	(120)	(199)	(37)	(87)	(12)
Fair value gain from investment property and investment property under development, net	(480)	(354)	—	(88)	(1,053)
Depreciation and amortization	35	26	12	10	32
Taxes on income (tax benefit)	110	252	(13)	66	405
Impairment loss of other assets	20	—	18	—	15
Capital loss, net	91	48	86	29	65
Change in employee benefit liability, net	2	(1)	2	—	—
Loss from decrease in holding interest, revaluation and disposal of investees, net	1,531	1	—	—	1
Gain from bargain purchase	(1,065)	—	—	—	(47)
Cost of share-based payment	31	32	10	17	45

	858	1,034	601	508	1,409

Changes in assets and liabilities items:

Decrease (increase) in trade receivables and other accounts receivable	(127)	106	(33)	13	151
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(53)	23	(40)	4	37
Increase (decrease) in trade and other accounts payable	184	(109)	321	(76)	(148)
Increase (decrease) in tenants’ security deposits, net	(5)	6	(6)	(53)	14

	(1)	26	242	(112)	54

Net cash provided by operating activities before interest, dividend and taxes	2,483	1,874	1,045	597	2,546

Cash received and paid during the year for:

Interest paid	(1,352)	(1,393)	(382)	(399)	(1,892)
Interest received	33	79	10	17	193
Dividend received	40	185	11	53	233
Taxes paid	(34)	(24)	(11)	(3)	(56)
Taxes received	—	1	—	—	2

	(1,313)	(1,152)	(372)	(332)	(1,520)

Net cash provided by operating activities	1,170	722	673	265	1,026

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	NIS in millions

Cash flows from investing activities:

Initial consolidation of investment previously accounted for using the equity method (a)	1,145	—	—	—	—
Acquisition of initially consolidated subsidiary (b)	(2,232)	—	(2,232)	—	—
Capital return and Proceeds from sale of investees	179	27	—	—	33
Investment and loans to investees	(1,048)	(126)	(82)	(39)	(313)
Acquisition, construction and development of investment property	(2,551)	(2,434)	(842)	(1,089)	(3,273)
Investments in fixed assets	(12)	(4)	(4)	(1)	(23)
Proceeds from sale of investment property net of tax paid	982	2,015	596	1,292	2,651
Proceeds from sale of fixed assets	—	3	—	2	3
Grant of long-term loans	(58)	(56)	(11)	—	(56)
Collection of long-term loans	95	218	20	—	226
Short-term investments, net	(6)	76	(56)	140	(9)
Investment in financial assets	(349)	(236)	(161)	(29)	(274)
Proceeds from sale of financial assets and withdrawal of deposits	307	103	3	37	267

Net cash provided by (used in) investing activities	(3,548)	(414)	(2,769)	313	(768)

Cash flows from financing activities:

Issue of shares net of issuance expenses	—	—	—	—	118

Repayment of loans granted for purchase of Company’s shares	*) —	—	—	—	—
Exercise of share options into Company’s shares	*) —	*) —	—	*) —	*) —
Capital issuance to non-controlling interests, net	2,274	2,208	1,484	1,189	2,365
Acquisition of non-controlling interests	(47)	(10)	(41)	(7)	(325)
Dividend paid to equity holders of the Company	(164)	(158)	(82)	(79)	(318)
Dividend paid to non-controlling interests	(882)	(590)	(209)	(151)	(739)
Receipt of long-term loans	2,698	1,135	2,108	367	1,608
Repayment of long-term loans	(4,098)	(3,395)	(2,738)	(575)	(6,253)
Repayment of long-term credit facilities from banks, net	(254)	(263)	(1,965)	(754)	(261)
Short-term credit from banks and others, net	336	153	246	(308)	377
Repayment and early redemption of debentures and convertible debentures	(1,797)	(662)	(197)	(375)	(1,284)
Issue of debentures	5,624	2,093	3,197	193	3,768
Unwinding of hedging transactions	—	123	—	—	243

Net cash provided by (used in) financing activities	3,690	634	1,803	(500)	(701)

Exchange differences on balances of cash and cash equivalents	(245)	33	21	20	75

Increase (decrease) in cash and cash equivalents	1,067	975	(272)	98	(368)

Cash and cash equivalents at the beginning of the period	650	1,018	1,989	1,895	1,018

Cash and cash equivalents at the end of the period	1,717	1,993	1,717	1,993	650

*) Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2015	2014	2015	2014	2014
		Unaudited				Audited
		NIS in millions

(a)	Initial consolidation of investment previously accounted for using the equity method (Note 3c):

	Working capital (excluding cash and cash equivalents):
	Current assets	(245)	—	—	—	—
	Current liabilities	360	—	—	—	—

		115	—	—	—	—

	Non-current assets	(13,375)	—	—	—	—
	Non-current liabilities	6,345	—	—	—	—
	Non-controlling interests	4,111	—	—	—	—
	Realization of capital reserves	452	—	—	—	—
	Realization of investment accounted for using the equity method	3,963	—	—	—	—
	Loss on revaluation of previous investment	(1,531)	—	—	—	—
	Gain from bargain purchase	1,065	—	—	—	—

	Increase in cash and cash equivalents	1,145	—	—	—	—

(b)	Acquisition of initially consolidated subsidiary (Note 3d):

	Working capital (excluding cash and cash equivalents):

	Current assets, net	(34)	—	(34)	—	—

	Non-current assets	(6,307)	—	(6,307)	—	—
	Non-current liabilities	4,780	—	4,780	—	—

	Non-controlling interests in initially consolidated subsidiary	139	—	139	—	—
	Goodwill generated in the acquisition	(810)	—	(810)	—	—

	Increase in cash and cash equivalents	(2,232)	—	(2,232)	—	—

(C)	Significant non-cash transactions:

	Conversion, early redemption and interest payment of convertible debentures into subsidiary’s shares	175	66	25	35	66

	Acquisition of investment property net of loans assigned, for consideration of shares of equity accounted investee	167	—	—	—	—

	Dividend payable to equity holders of the Company	82	79	82	79	—

	Dividend payable to non-controlling interests	79	83	79	83	85

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These consolidated financial statements have been prepared in a condensed format as of September 30, 2015 and for the nine months then ended (the “reporting period”) and for the three months then ended (collectively: “interim consolidated financial statements”). These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2014 and for the year then ended and accompanying notes, that were authorized by the board of directors on March 23, 2015 (“annual financial statements”).

b.	As of September 30, 2015 (the “reporting date”), the Company in the consolidation (the “Group”) has a working capital deficiency of New Israeli Shekels (“NIS”) 2.2 billion. The Group has unused approved credit facilities in the amount of NIS 9.0 billion available for immediate drawdown. Furthermore, subsequent to the reporting date a subsidiary of the Company entered into an agreement with baking institutions to increase its total credit facility of €25 million to a total of €125 million (NIS 550 million). The Company’s management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7 - Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment was implemented prospectively from January 1, 2015. The amendment had no material effect on the Company’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	Capital issuance by the Group

1.	In February 2015 FCR completed a public offering in Canada of approximately 3.8 million shares, for C$ 19.8 per share, for total consideration of C$ 75.2 million (NIS 234 million). In addition, FCR has granted to the offering’s underwriters an option to acquire from it at the offering price, an additional 570 thousand shares. This option was fully exercised for consideration of C$ 11.3 million (NIS 35 million). As a result of the offering, the Company’s interest in FCR decreased from 43.8% to 43.0%, and the Company recognized an equity increase in an amount of NIS 19 million, which was recognized in capital reserves.

2.	In March 2015, EQY completed public offering in United States of approximately 3.9 million shares, for U.S.$ 27.05 per share, for total net consideration of U.S.$ 105.1 million (NIS 418 million). In addition, EQY has granted to the offering’s underwriters an option, to acquire from it at the offering price, up to an additional 585 thousand shares. This option was valid for a period of 30 days from the date of closing the offering and expired.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 600 thousands shares in consideration for U.S.$ 16.2 million (NIS 64 million). As a result of the public offering and the private placement, the Company’s interest in EQY decreased from 43.3% to 42.2%, and the Group recognized an equity increase in an amount of NIS 54 million, which was recognized in capital reserves.

The proceeds from issuance were used, inter alia, to early redeem EQY’s debentures whose original redemption date was October 2015 and bore interest rate of 5.375%. The early redemption was completed on April 2015 and EQY recognized a loss from early redemption at an amount of U.S.$ 2.7 million (NIS 11 million).

3.	In July 2015 CTY completed a rights issuance to its shareholders of approximately 296.7 million shares at a price of € 2.05 per share, for a consideration of € 604 million (NIS 2.5 billion). The Company purchased as part of the right issuance approximately 127.1 million of CTY’s shares in consideration for € 261 million (NIS 1.1 billion). There was no material change in the Company’s interest in CTY nor in the Company’s shareholders’ equity due to the above mentioned rights issuance.

b.	Debt raising and redemption by the Group

1.	In January 2015 the Company issued to the public NIS 752 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 789 million with an effective annual interest rate of 3.5%.

2.	In January 2015 FCR issued to the public in Canada C$ 90 million par value (NIS 302 million) unsecured debentures (series S). The debentures bear a fixed nominal annual interest rate of 4.32% and payable in one installment on July 31, 2025.

3.	In April 2015 the Company issued to the public NIS 621 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 673 million with an effective annual interest rate of 3.2%.

4.	On April 20, 2015, Dori Construction early redeemed its remaining outstanding debentures (series A) at total amount of NIS 70.2 million.

5.	In May 2015, ATR issued to the public € 150 million par value unsecured debentures for consideration of € 159.6 million (NIS 673 million) by way of an expansion of a listed series that bear an annual effective interest rate of 2.9% and are payable in one installment in October 2022.

6.	In June 2015 FCR early redeemed a series of convertible debenture to extent of C$ 39 million that bears annual interest rate of 5.7% instead of its original redemption date on June 30, 2017 in exchange for issuance of 2.2 million FCR shares.

7.	In the reporting period ATR early redeemed € 81.0 million (NIS 357 million) par value of debentures instead of its original redemption date in 2017. Following the early redemption, ATR recognized a loss from early redemption at an amount of € 7.9 million of fair value upon acquisition-differences (The Company’s share, net of amortization attributed to the debentures amounted to NIS 14 million).

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

8.	In August 2015, CTY issued to the public NOK 2.65 billion par value (NIS 1.3 billion) unsecured debentures in two tranches: the first tranche in the amount of NOK 1.4 billion that bears an annual interest rate of 3.9% and are payable in one installment in September 2025 and the second tranche in the amount of NOK 1.25 billion that bears a floating 3 months interest rate NIBOR +1.55% of and are payable in one installment in March 2021.

9.	In August 2015 the Company issued to the public NIS 720 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 721 million with an effective annual interest rate of 4%.

10.	In September 2015, CTY issued to the public € 300 million par value (NIS 1.3 billion) unsecured debentures that bear an annual interest rate of 2.375% and are payable in one installment on September 16, 2022.

c.	Purchase of ATR’s shares and initial consolidation of ATR

On January 22, 2015 (“acquisition date”) the Company acquired approximately 52.1 million shares of ATR representing approximately 13.87% of ATR’s issued share capital and voting rights. The shares were acquired from an entity that is part of the founders’ group of the consortium managed by CPI at a price of € 4.4 per share, for a total consideration of approximately € 229.1 million (NIS 1.05 billion) in an off-market transaction (“the acquisition”) and the agreement for joint control was terminated. As a result at the acquisition the Company’s interest in ATR increased to 55% and the Company became the sole controlling shareholder in ATR, and commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR’s financial statements.

As a result of the acquisition the Company recognized in the reporting period a net loss from gaining control of approximately NIS 14 million, comprise of revaluation of previous investment in ATR at an amount of NIS 1,079 million (according to ATR share price at the acquisition date) net of gain from bargain purchase of ATR’s shares at an amount of NIS 1,065 million, that was reported in other expense line item, at net amount.

In addition, the Company reclassified capital reserves (mainly translation reserve of foreign operation) accumulated from the investment in ATR and were recognized in the past as other comprehensive loss before tax, at an amount of NIS 452 million to profit or loss. The net non cash impact on profit or loss was a loss of NIS 466 million. Total decrease in equity attributed to Company’s shareholders is NIS 14 million.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

The Company engaged with an external appraiser for temporary purchase price allocation of the identifiable net assets of ATR as of the acquisition date. Below is the fair value of the identifiable assets and liabilities of ATR as of the acquisition date:

Fair Value
NIS in million

Cash and Cash equivalents	2,194
Assets classified as held for sale	60
Other current assets	185
Investment property	11,534
Investment property under development and land	1,671
Other non-current assets	141

15,785

Current liabilities	360
Deferred tax liability (2)	925
Loans and debentures	5,060
Other non- current liabilities	360

6,705

Net assets (3)	9,080
Adjustments to ATR’s equity (4)	29

Net assets as of acquisition date	9,109
Net of gain from bargain purchase	1,065

Total acquisition cost (1)	8,044

(1)	Total acquisition cost was € 229.1 million (NIS 1.05 billion) in cash, the fair value of the previous investment in ATR at an amount of € 630.2 million (NIS 2.88 billion) and the non-controlling interests, refer to section 3 below.
(2)	Includes fair value acquisition-adjustment of € 81 million (NIS 371 million) which represents the difference between the fair value and the tax base of investment properties for which ATR did not provide for deferred taxes according to IAS 12 provisions for providing deferred taxes in transactions that were not defined as business combination in ATR, but are included as business combination from the Group point of view.
(3)	Includes non-controlling interests as of the acquisition date at an amount of NIS 4,111 million. The Company chose to measure the non-controlling interests according to their share in fair value of net identified assets at an amount of NIS 4,084 million, and in addition NIS 27 million were allocated to non- controlling interests due to fair value of share base payment transactions in ATR.
(4)	Adjustments to ATR’s equity from January 1, 2015 until the acquisition date.

ATR’s rental income that was consolidated in the Company’s financial statements for the nine month period ended in September 30, 2015 totaled NIS 903 million. The Company’s share in ATR’s net income for the aforementioned period as included in the financial statements totaled NIS 158 million (assuming the business combination occurred on January 1, 2015 the Company’s share in ATR’s net income totaled NIS 160 million).

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

d.	Sektor’s acquisition by CTY and its initial consolidation

On July 14, 2015 (“acquisition date”) CTY completed the acquisition of 100% of Sektor Gruppen AS (“Sektor”) share capital for a consideration amounting to € 1.5 billion (NIS 6.5 billion), comprising € 571 million (NIS 2.4 billion) in cash and the balance through the assumption and refinancing of debt (the “acquisition”).

Sektor is a private company that focuses on the ownership, operation and development of supermarket-anchored shopping centers in Norway, where it is ranked the second largest operator in the sector. Sektor has a property portfolio comprising 20 properties (which are either wholly or mainly owned by Sektor), having a GLA of 400 thousand square meters, 4 properties in which Sektor holds a minority interest, 2 properties under leasehold and 8 properties under its management. Most of the properties (approximately 95%) are located in Norway’s three major economic centers (Oslo, Bergen and Stavanger). The total GLA of all properties managed by Sektor amounts to 600 thousand square meters.

CTY financed the acquisition by means of a rights offering in an amount of € 604 million (NIS 2.5 billion) (refer to Note 3a3), as well as by means of a bridging loan in an amount of € 222 million (NIS 0.9 billion) through a bank syndicate. Furthermore, the banks that have extended finance to Sektor have consented to continue extending finance totaling € 671 million (NIS 2.8 billion) even after the transaction was closed. CTY has entered into a currency-forward transaction, to hedge its currency exposure regarding its commitment for the acquisition’s closing payments, whose settlement was recognized as part of the acquisition cost, as detailed below.

The Company and CTY consolidate Sektor in their financial statements starting from July 1, 2015. CTY executed a provisional allocation of the cost of the acquisition to the identifiable net assets of Sektor. The fair value of the identifiable assets and liabilities of Sektor at the acquisition date are as follows:

Fair value
NIS in millions

Cash and cash equivalents	146
Other current assets	34
Other non-current assets	304
Investment property	6,003

6,487

Deferred tax liability	767
Other non-current liabilities	4,013
Non-controlling interests	139

4,919

Net assets	1,568
Goodwill	810

Total acquisition cost (1)	2,378

(1)	Total acquisition cost includes consideration for all Sektor’s share capital amounting to € 519 million (NIS 2,161 million) as well as settlement of a currency-forward transaction amounting to € 52.2 million (NIS 217 million) which hedged the acquisition closing payments denominated in NOK.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

Sektor’s rental income that was consolidated in the Company’s financial statements for the nine month period ended in September 30, 2015 totaled € 28 million (NIS 119 million). The Company’s share in Sektor’s net income for the aforementioned period as included in the financial statements totaled € 2 million (NIS 9 million). Assuming the business combination occurred on 1 January, 2015 the Company’s consolidated rental income in the reporting period would have totaled NIS 4,828 million.

Due to the transaction (including the rights offering), the Company’s total assets (consolidated) increased by NIS 6.9 billion and its liabilities (consolidated) increased by NIS 5.1 billion. Further, the Company’s equity (including non-controlling interests) increased by NIS 1.6 billion, with no change in the Company’s Shareholders’ equity.

e.	Other events

1.	On June 15, 2015 , the General meeting of Dori Group approved outline for the strengthening the capital of Dori Group that was offered by Gazit Globe Israel (Development) Ltd. (“Gazit Development”), whose main components are the conversion of the whole of Dori Group’s debt to Gazit Development, amounting in total to NIS 210 million, into perpetual capital notes that are not convertible into Dori Group shares and the provision of an additional amount of NIS 35 million by Gazit Development to Dori Group against the issuance of an additional capital note under identical terms (the “Additional Amount”) .

Based on the aforesaid, Dori Construction’s General meeting approved on the same day outline for the strengthening of Dori Construction’s capital structure that was offered by Dori Group, pursuant to which the whole amount of Dori Construction’s debt to Dori Group, amounting in total amount of NIS 590 million and also the Additional Amount of NIS 35 million, which Dori Group will extend to Dori Construction, will be converted into shares of Dori Construction and into warrants convertible into shares of Dori Construction (at a price of NIS 2.5 per share and per warrant, which was the closing price on the Tel Aviv Stock Exchange Ltd. of a Dori Construction share on July 24, 2014) and also into a perpetual capital note. The purpose of injecting the Additional Amount into Dori Construction is primarily in order to repay and reduce the bank credit facilities of Dori Construction. In addition, Dori Construction’s General meeting approved on the same day arrangement of the fixed terms of service of the chairman of the board of directors and the CEO of Dori Construction, currently serving with Dori Construction at this time, that were a condition for completing the outline.

For details regarding the approval of an outline for additional investment in Dori Group after the reporting date, through extending a credit facility by the Company to Gazit Development, refer to Note 5c.

2.	On April 27, 2015, Gazit Development entered into an agreement for the provision of consultancy services, with Fargon Management Company Ltd. (a company under the control of Ms. Rachel Lavine, who serves as a director of the Company and as chairman of the board of directors of Gazit Development). Pursuant to the agreement, the consultant company will provide (by Ms. Lavine) Gazit Development with consultancy and management services, including managing the investment property activity sale process of Gazit Development in such a manner and to such an extent as to occupy 50% of her time, in return for annual management fees amounting to NIS 1.44 million, as well as a bonus in connection with managing the sale process of the income-producing property activity of Gazit Development, which could amount up to NIS 1.5 million, under the terms set forth in the agreement.

Following the appointment of Ms. Rachel Lavine as the Company’s CEO, Ms. Lavine’s services agreement with Gazit Development was terminated and according to the agreement between Ms. Lavine and Gazit Development she will be paid a one-time payment of (a) NIS 1 million, net of ongoing payments paid to her; and (b) a grant in the amount of NIS 750,000 that was promised to Ms. Lavine under the agreement with Gazit Development, and it is clarified that Ms. Lavine has waived the additional grant in the amount of NIS 750,000 to which she might have been entitled under certain conditions pursuant to the agreement with Gazit Development. Ms. Lavine will continue to serve as Chairman of Gazit Development’s board of directors for no additional consideration.

Concurrently to the termination of the agreement between Ms. Lavine and Gazit Development the Company entered into an agreement for providing a Board Chairman services to Gazit Development by a Company’s officer in return for monthly management fee amounting to NIS 60,000 effective from September 1, 2015.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

3.	In April, 2015 the S&P rating agency upgraded EQY’s credit rating from BBB- to BBB, with a stable outlook.

4.	On May 31, 2015 the Company’s President, Mr. Aharon Soffer, announced his stepping down. Ms. Rachel Lavine, who served as a board member of the Company, serves as Vice Chairman of the board of ATR, as the Chairman of the Board of Gazit Development and as a board member of CTY was appointed as the CEO of the Company. Ms. Lavine appointment is effective as of September 1, 2015.

In September 2015, the Company’s general shareholders’ meeting, approved the terms of employment of Ms. Rachel Lavine as the CEO of the Company.

The term of the engagement between the Company and Ms. Lavine is three years, commencing from September 1, 2015, subject to the rights of each of the parties to terminate it on 180 days advance notice. The monthly salary of Ms. Lavine will amount to NIS 225,000 (gross) per month, which reflects an annual cost (comprising the base salary, a vehicle and the Company’s customary social benefit conditions) of NIS 3.5 million, net of any compensation paid to Ms. Lavine by the Company’s public subsidiaries. The salary will be updated once every calendar year, at the rate of the increase in the Israeli Consumer Price Index compared with the index for August 2015. In addition to the fixed salary, Ms. Lavine will be entitled to ancillary benefits, as customary at the Company and as set forth in the Company’s compensation policy. Ms. Lavine will also be entitled to indemnification, exemption and insurance under terms identical to those that apply to the other office holders of the Company.

Ms. Lavine will be entitled to an annual cash bonus, in a total amount that will not exceed 100% of the base annual salary to which Ms. Lavine is entitled for any year. The annual bonus will be as prescribed in the Company’s compensation policy and will be calculated based on the extent to which the Company meets measurable goals set in advance for the year and based on an evaluation of Ms. Lavine’s performance conducted by the Compensation Committee and the Board of Directors, at their discretion, provided that such discretion does not account for more than 20% of the total annual bonus. The mechanism according to which the annual bonus will be paid is identical to the existing mechanism in relation to the rest of the Company’s office holders and which was approved by the Company’s general meeting.

Should the term of the agreement terminate without a new agreement being signed with Ms. Lavine, Ms. Lavine will be entitled to an additional payment in a total amount equivalent to her full salary and ancillary social benefits for a further six months. Should the Company seek to terminate the agreement before three years have elapsed (except under circumstances in which the Company is entitled to terminate the agreement without an obligation to pay severance compensation), or in the event of resignation under circumstances in which the resignation is viewed by law as dismissal, or in the case of death or loss of work capacity, Ms. Lavine (or her estate) will be entitled to the following: (a) a 180-day period of advance notice; (b) salary and all ancillary social benefits for a further six months; (c) an additional payment in a total amount equivalent to either her monthly base salary for another 12 months or her monthly base salary for the remaining period until the end of the agreement term, whichever is the lower; (d) a proportionate share of the annual bonus to which Ms. Lavine would have been entitled for the year in which her service ended; and (e) an acceleration of the vesting period for the full equity compensation components granted to her that have not yet vested.

Furthermore, in the event of the termination of Ms. Lavine’s employment (except under circumstances in which the Company is entitled to terminate the agreement without the obligation to pay severance compensation), either by her or by the Company, during the 12 months after a change of control of the Company (as such term is defined in the agreement), Ms. Lavine will be entitled, immediately upon termination of her employment as stated, and in place of the terms stipulated above, to the following: (a) an acceleration of the vesting period for the full equity compensation components granted to her that have not yet vested; and (b) a grant in an amount equal to 200% of her annual base salary in the year in which the change of control was completed, provided that the aforesaid grant does not exceed an amount reflecting Ms. Lavine’s base salary for the remaining period until the end of the term of her employment agreement, with the addition of six months.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

5.	In September 2015, the Company’s General Meeting approved a private allotment to Ms. Lavine of non listed share options, Restricted shares units (RSUs) and Performance share units (PSUs) at a total value of NIS 8.25 million, according to capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance, Pursuant to her terms of employment as mentioned above and pursuant to the Company’s share incentive plan (as described in Note 28 in the annual financial statements). According to the aforesaid approval, in September 2015, the Company granted Ms. Lavine approximately 718 thousand non-listed share options, 51 thousand RSUs and 196 thousand PSUs.

Each share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 43.836 (which was calculated at the share’s average price on the stock exchange 30 days prior to the grant date), linked to the Israeli CPI and subject to adjustments (for share distributions, rights issues and dividend distributions). Ms. Lavine is also entitled to a cashless exercise. The options vest over three years in three equal installments, starting one year from their grant date and expire 4 years after their grant date. In the event of a termination of the agreement with the Company, the exercisable share options that will not be exercised within 90 days from the date of the termination of the agreement will expire. In certain cases Ms. Lavine is entitled to an acceleration of the share options’ vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 5.7. The option fair value was calculated using a standard deviation of 22.67%, a risk free interest rate of 0% and a share price of NIS 40.34.

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal installments, starting one year from their grant date. The PSUs vest over three years from the grant date in one installment and are subject to a comprehensive yield performance (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the grant date. In the event of a dividend distribution, Ms. Lavine shall be entitled to a cash compensation that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date. The fair value of each RSU on the grant date is approximately NIS 40.3. The fair value of each PSU on the grant date, based on Monte-Carlo model is approximately NIS 10.5. The PSU fair value was calculated using a standard deviation of 18.83%, a risk free interest rate of 0% and a share price of NIS 40.3.

6.	In September 2015, the Company’s general shareholders’ meeting approved the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit USA, a wholly-owned subsidiary of the Company. Mr. Zvi Gordon is the son-in-law of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, who is one of the controlling shareholders of the Company. The compensation to which Mr. Gordon is entitled for his employment at Gazit USA will be an annual salary in the amount of U.S.$ 130,000, a discretionary annual bonus that will not exceed 40% of the annual salary and social benefits as are customary at Gazit USA.

7.	On July 19, 2015, the Company entered into a compromise settlement with the VAT Authorities, in which the rate at which the inputs would be allowable was agreed and which resolved all the disputes in connection with the aforesaid deduction of inputs in relation to the period from June 2005 through May 2015. The settlement had no material impact on the financial statements.

8.	In September 2015, the Company’s Compensation Committee and the Board of Directors approved a grant of approximately 200 thousand non-tradable share options, 14 thousand RSUs and 54 thousand PSUs to a designated officer of the Company, according to the capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance and in similar term as granted to the Company’s CEO as described above.

9.	During September 2015, the Company purchased 4.6 million CTY shares in consideration for € 9.3 million (NIS 41.4 million) in the stock exchange. As a result of the purchase, the Company’s interest in CTY increased to 43.3% and the Company recognized an equity increase at an amount of NIS 5 million that was recognized in capital reserves.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	September 30, 2015		September 30, 2014		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	32,388	33,702	24,712	26,772	26,038	28,081
Convertible debentures	959	991	1,238	1,298	1,254	1,317
Interest bearing loans from financial institutions and others	11,598	11,648	11,974	12,380	9,768	10,187

	44,945	46,341	37,924	40,450	37,060	39,585

b.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2014. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	On November 29, 2015 the Company declared a dividend in the amount of NIS 0.46 per share (estimated at a total of NIS 82.1 million), payable on December 29, 2015 to the shareholders of the Company on December 15, 2015.

b.	On November 10, 2015, EQY announced that it had adopted an ongoing capital issuance plan, within the framework of which a public offering would be made of 8.5 million ordinary shares (which will constitute, after the offering, 6.16% of EQY’s share capital). Moreover, on the same date, a wholly-owned subsidiary of the Company entered into an agreement with EQY granting the Company an option to acquire, in a private offering, up to 20% of the quantity of shares to be sold by EQY within the framework of the plan in any calendar quarter and, in any event, up to a quantity of 1,294 thousand EQY shares (constituting 15% of the total scope of the plan).

c.	On November 29, 2015 the Company entered into an agreement with Gazit Development, after the matter had been approved by the Company’s Board of Directors and by the Audit Committee, for extending a credit facility in an amount of up to NIS 120 million for a 30-month period, which will be used by Gazit Development for the purpose of providing funding to Dori Group, as set forth below:

Gazit Development has undertaken to provide Dori Group with a credit facility in an amount of up to NIS 120 million under identical terms to those under which the Company has provided the credit facility to Gazit Development. The credit facility will be used by Dori Group to purchase all of the shares of Rom Geves Casing & Covering (1997) Ltd. (“Rom Geves”) from Dori Construction (in accordance with the “put” option that Dori Group granted to Dori Construction until June 30, 2016, for consideration of NIS 106 million, which reflects the value of the Rom Geves shares on the books of Dori Construction (solo) as of September 30, 2015; subject to adjustments), subject to terms to be agreed between the sides. If the option is exercised, for twenty-four months from the date of exercise, Dori Construction will have certain rights with respect to Rom Geves, including the right to repurchase it and the right and to receive the difference between the consideration received for the sale of Rom Geves if it is sold to a third party. Through the date of the exercise of the option, should it be exercised, Dori Group will provide Dori Construction with a bridge loan in an amount of up to NIS 60 million, secured by a first-ranking lien on the Rom Geves shares, which will be used by Dori Construction to fund its business activity. The balance of the credit facility provided to Dori Group, of NIS 14 million, will be used for ongoing credit facility purposes (including for the purpose of repurchasing the debentures of Dori Group).

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports five reportable segments according to the management approach of IFRS 8. There was no change in the reportable segments following the business combination that relates with the acquisition of ATR shares.

The acquisition of Sektor by CTY is reflected under the “Shopping centers in North Europe” segment commencing with the date of its initial consolidation (refer to Note 3d).

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Nine months ended September 30, 2015

Segment revenues	1,049	1,523	1,026	903	940	265	(178)	5,528

Segment gross profit (loss)	773	953	712	630	(82)	195	(126)	3,055

Segment operating profit (loss)	419	854	570	517	(130)	115	94	2,439

Finance expenses, net								(703)

Income before taxes on income								1,736

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Nine months ended September 30, 2014

Segment revenues	931	1,553	1,020	1,021	1,012	355	(1,224)	4,668

Segment Gross profit (loss)	699	972	710	726	(264)	256	(874)	2,225

Segment operating profit (loss)	346	901	646	601	(318)	161	(42)	2,295

Finance expenses, net								(1,229)

Income before taxes on income								1,066

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- OPERATING SEGMENT (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months ended 30 September, 2015

Segment revenues	348	475	412	288	278	83	(59)	1,825

Segment Gross profit (loss)	254	304	288	203	(50)	59	(42)	1,016

Segment operating profit (loss)	130	240	191	171	(59)	5	34	712

Finance expenses, net								(523)

Income before taxes on income								189

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months ended 30 September, 2014

Segment revenues	303	524	333	331	412	102	(393)	1,612

Segment Gross profit (loss)	226	335	240	234	(16)	74	(269)	824

Segment operating profit (loss)	96	323	221	187	(26)	6	21	828

Finance expenses, net								(561)

Income before taxes on income								267

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended December 31, 2014

Segment revenues	1,263	2,100	1,366	1,372	1,355	459	(1,645)	6,270

Segment Gross profit (loss)	943	1,318	948	969	(303)	332	(1,181)	3,026

Segment Operating profit	473	1,193	853	756	(393)	260	304	3,446

Finance expenses, net								(1,958)

Income before taxes on income								1,488

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe (*)	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

September 30, 2015	12,014	23,925	21,461	13,479	1,373	4,468	8,316	85,036

September 30, 2014	11,140	25,691	15,716	13,663	1,672	5,276	(3,459)	69,699

December 31, 2014 (Audited)	11,699	26,282	16,116	14,217	1,538	5,198	(5,066)	69,984

(*)	The increase in segment “Shopping centers in North Europe” in the reporting period in mainly due to acquisition of Sektor. The aforesaid increase was partially offset due to the devaluation of the EUR against the NIS in the reporting period.

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2015

Unaudited

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma consolidated interim financial statements – Board of Directors’ explanations

a.	General

Presented below are pro forma consolidated interim financial statements for the nine and three-month periods ended September 30, 2014 and for the year ended December 31, 2014 (together the “Pro Forma Periods”), in accordance with Regulation 38B of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (the “Pro Forma Statements”).

The Pro Forma Statements have been prepared in order to reflect the consolidation of Atrium European Real Estate Limited (“ATR”) in the financial statements of the Company with effect from January 1, 2013 (the “Pro Forma Consolidation Date”), instead of it being presented according to the equity method, with this being made under certain assumptions, which are set forth in Note 2b to the Pro Forma Statements.

Pro forma report for the nine and three month periods ending September 30, 2015 is not presented since there is no material difference between such report and the actual results as reported in the consolidated financial statements, excluding the reclassification of capital reserves at an amount of NIS 452 million from other comprehensive income to other expenses line item in profit or loss in the nine month period ending September 30, 2015.

It is clarified that the Pro Forma Statements do not reflect the actual results of the Company; rather, they have been prepared in order to provide additional information, based on different assumptions, including the assumption that the Company made the investment in the shares of ATR on January 1, 2013. In accordance with these assumptions, the Company has included in the Pro Forma Statements, inter alia, the financial results including other comprehensive income items of ATR in the Pro Forma Periods at their full value instead of including the Company’s share in ATR‘s net income and has reversed the bargain purchase gains that were recognized as a result of the increase in the holding interest in ATR in the Pro Forma Periods that were reclassified to capital reserve of transactions with non-controlling interests. It should be noted that the increase in the holding interest to 55% actually took place in January 2015, as described in Note 3c to the interim consolidated financial statements.

ATR is an income-producing property company, which was established in 1997 and is incorporated on the island of Jersey. ATR focuses on the acquisition, development and operation of supermarket-anchored shopping centers in Central and Eastern Europe and its shares are listed on the Vienna and Amsterdam stock exchanges. For details regarding the Company’s acquisition of ATR shares in January 2015 and the Company gaining control over ATR, refer to Note 3c to the interim consolidated financial statements.

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

b.	Analysis of pro forma results of operations

1.	Below is an analysis of the pro forma results of operations for the nine-month period ended September 30, 2015 (the “Reporting Period”):

Rental income

The decrease in rental income with respect to ATR’s operations to NIS 903 million in the Reporting Period, from NIS 1,021 million in the corresponding period last year, is mainly due to the 8.4% decrease in the average exchange rate of the Euro against the NIS and also to the decrease in rental income in Russia.

Property operating expenses

The decrease in property operating expenses with respect to ATR’s operations to NIS 274 million in the Reporting Period, from NIS 295 million in the corresponding period last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above.

Net operating rental income (NOI)

The decrease in net operating rental income with respect to ATR’s operations to NIS 630 million in the Reporting Period, compared with NIS 762 million in the corresponding period last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above, as well as to the decrease in the net operating income in Russia. The gross profit margin in the Reporting Period amounted to 69.7%, compared with 71.1% in the corresponding period last year.

Fair value loss from investment property and investment property under development

In the Reporting Period, ATR recognized a fair value loss from investment property and lands for development of NIS 296 million, compared with a fair value loss from investment property and lands for development of NIS 197 million in the corresponding period last year.

General and administrative expenses

The increase in general and administrative expenses with respect to ATR’s operations to NIS 120 million in the Reporting Period, from NIS 91 million in the corresponding period last year, is mainly due to an increase in legal expenses.

Other income

The decrease in pro forma other income in the year ended on December 31, 2014 was mainly due to the reversal of a gain from bargain purchase of NIS 47 million that the Company recognized with respect to the increase in its holding interest in ATR, as explained in the pro forma assumptions.

Company’s share in earnings of equity-accounted investees

The change in the Company’s share in the earnings of equity-accounted investees in the Pro Forma Periods is due to the reversal of the Company’ share in the equity earnings of ATR, due to the consolidation of ATR in the Company’s financial statements, instead of it being presented using the equity method.

Finance expenses

The increase in the pro forma finance expenses in the first nine months of 2014 was mainly due to recording notional interest expenses of NIS 21 million for the financing of the investment in ATR, and to the consolidation of ATR’s finance expenses of NIS 145 million.

The increase in the finance expenses with respect to ATR’s operations to NIS 204 million in the Reporting Period, from NIS 145 million in the corresponding period last year, is due to expenses from foreign currency exchange differences, to a loss on the early redemption of debentures and to an increase in interest expenses as a result of a rise in ATR’s indebtedness, obtained to finance the acquisition of income-producing properties.

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Finance income

The decrease in finance income with respect to ATR’s operations to NIS 16 million in the Reporting Period, from NIS 40 million in the corresponding period last year, is due to income from foreign currency exchange differences that was recorded in the corresponding period last year, in contrast to expenses from foreign currency exchange differences recorded in the Reporting Period which were included in finance expenses.

Taxes on income

The changes in the pro forma taxes on income in the first nine months of 2014 were due to the consolidation of ATR’s results, as well as to the amortization of fair value acquisition-differences with respect to the investment in ATR.

In the Reporting Period, ATR recorded tax income of NIS 112 million, compared with tax expenses of NIS 21 million in the corresponding period last year. Tax income in the Reporting Period arose mainly from deferred tax income resulting from changes in temporary differences and the restructuring relating to ATR’s investment property which was offset against the decrease in the deferred tax income resulting from the loss for tax purposes in the subsidiaries in Russia.

2.	Below is an analysis of the pro forma results of operations for the three-month period ended September 30, 2015:

Rental income

The decrease in rental income with respect to ATR’s operations to NIS 288 million in the third quarter of 2015, from NIS 331 million in the corresponding quarter last year, is mainly due to the 8.1% decrease in the average exchange rate of the Euro against the NIS and also to the decrease in rental income in Russia.

Property operating expenses

The decrease in property operating expenses with respect to ATR’s operations to NIS 86 million in the third quarter of 2015, from NIS 97 million in the corresponding quarter last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above.

Net operating rental income (NOI)

The decrease in net operating rental income with respect to ATR’s operations to NIS 202 million in the third quarter of 2015, compared with NIS 235 million in the corresponding quarter last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above, as well as to the decrease in the net operating income in Russia. The gross profit margin in the third quarter of 2015 amounted to 70.3%, compared with 70.9% in the corresponding quarter last year.

Fair value loss from investment property and investment property under development

In the third quarter of 2015, ATR recognized a fair value loss from investment property and lands for development of NIS 139 million, compared with a fair value loss from investment property lands for development of NIS 33 million in the corresponding quarter last year, due to the fair value loss from properties in Russia being greater in the third quarter of 2015 than in the corresponding quarter last year.

General and administrative expenses

The increase in general and administrative expenses with respect to ATR’s operations to NIS 39 million in the third quarter of 2015, from NIS 35 million in the corresponding quarter last year, is mainly due to an increase in legal expenses.

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Company’s share in earnings of equity-accounted investees

The change in the Company’s share in the earnings of equity-accounted investees in the Pro Forma Periods is due to the reversal of the Company’ share in the equity earnings of ATR, due to the consolidation of ATR in the Company’s financial statements, instead of it being presented using the equity method.

Finance expenses

The increase in the pro forma finance expenses in the third quarter of 2014 was mainly due to recording notional interest expenses of NIS 7 million for the financing of the investment in ATR, and to the consolidation of ATR’s finance expenses of NIS 42 million.

The increase in the finance expenses with respect to ATR’s operations to NIS 59 million in the third quarter of 2015, from NIS 42 million in the corresponding quarter last year, is mainly due to foreign currency exchange differences and to an increase in interest expenses as a result of a rise in ATR’s indebtedness, obtained to finance the acquisition of income-producing properties.

Finance income

The decrease in finance income with respect to ATR’s operations to NIS 9 million in the third quarter of 2015 from NIS 17 million in the corresponding quarter last year, is mainly due to income from foreign currency exchange differences that was recorded in the corresponding quarter last year, in contrast to expenses from foreign currency exchange differences recorded in the reporting quarter which were included in finance expenses.

Taxes on income

The changes in the pro forma taxes on income in the third quarter of 2014 were due to the consolidation of ATR’s results, as well as to the amortization of fair value acquisition-differences with respect to the investment in ATR.

In the third quarter of 2015, ATR recorded tax income of NIS 52 million, compared with tax income of NIS 25 million in the corresponding quarter last year. Tax income in the reporting quarter arose mainly from deferred tax income resulting from changes in temporary differences and the restructuring relating to ATR’s investment property which was offset against the decrease in the deferred tax income resulting from the loss for tax purposes in the subsidiaries in Russia.

c.	Adjustments in the pro forma statement of comprehensive income

The statement of comprehensive income in the Pro Forma Periods includes an adjustment to the capital reserve for exchange differences on the translation of foreign operations, in order to reflect the effect on the Company’s results of the changes in the exchange rate of the Euro against the New Israeli Shekel starting from the Pro Forma Consolidation Date. The adjustment to this capital reserve amounted to NIS 172 million, NIS 58 million and NIS 70 million for the nine-month and three-month periods ended September 30, 2014 and for the year ended December 31, 2014, respectively.

In addition, the statement of comprehensive income in the Pro Forma Periods includes the reversal of the Company’s share in the other comprehensive loss of ATR (which was mainly due to differences on the translation of foreign operations reserve and on the cash flow hedging reserve), and the full effect of the differences on the translation of foreign operations reserve has been included in light of the consolidation of ATR, instead of it being presented using the equity method.

Moreover, in light of the inherent ineffectiveness of cash flow hedging transactions at the Group level, ATR’s inclusion of a cash flow hedging transactions reserve has been reversed against the recording of finance expenses.

November 29, 2015
Date of approval of the pro forma financial statements	Chaim Katzman Chairman of the Board	Rachel Lavine CEO

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying pro-forma financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the pro-forma consolidated statements of income and comprehensive income for the nine and three months ended September 30, 2014. The Company’s board of directors and management are responsible for the preparation and presentation of pro-forma financial information for these interim periods in accordance with the accounting policy described in Note 1 and in accordance with certain assumptions set forth in Note 2b to the pro-forma financial information. In addition, they are responsible for the preparation of pro-forma financial information for these interim periods in accordance with the provisions of Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the pro-forma financial information for these interim periods based on our review.

We did not review the interim financial information of an acquired company, whose revenues constitute approximately 18% and 17% of pro-forma total consolidated revenues for the nine and three months ended September 30, 2014, respectively. The interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the interim financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro-forma financial information is not prepared, in all material respects, in accordance with the accounting policy described in Note 1 and in accordance with certain assumptions set forth in Note 2b to the pro-forma financial information.

In addition, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro-forma interim financial information does not comply, in all material respects, with the provisions of Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 29, 2015	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:

Presented below are the Pro forma results of operation and the actual results of operation as previously reported:

Impact in the consolidated statements of income for the nine months ended September 30, 2014 -

	As previously reported	Adjustments	Pro forma
	Unaudited
	NIS in millions (except for per share data)

Rental income	3,654	1,021	4,675
Property operating expenses	1,165	295	1,460

Net operating rental income	2,489	726	3,215

Revenues from sale of buildings, land and construction work performed	1,014	—	1,014
Cost of buildings sold, land and construction work performed	1,278	—	1,278

Gross loss from sale of buildings, land and construction work performed	(264)	—	(264)

Total gross profit	2,225	726	2,951

Fair value gain from investment property and investment property under development, net	354	(197)	157
General and administrative expenses	(442)	(91)	(533)
Other income	8	—	8
Other expenses	(49)	(23)	(72)
Company’s share in earnings of equity-accounted investees, net	199	(114)	85

Operating income	2,295	301	2,596

Finance expenses	(1,483)	(162)	(1,645)
Finance income	254	40	294

Income before taxes on income	1,066	179	1,245
Taxes on income	252	19	271

Net income	814	160	974

Attributable to:

Equity holders of the Company	290	24	314
Non-controlling interests	524	136	660

	814	160	974

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	1.65	0.14	1.79

Diluted net earnings	1.63	0.13	1.76

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:

Impact in the consolidated statements of comprehensive income for the nine months ended September 30, 2014 -

	As previously reported	Adjustments	Pro forma
	Unaudited
	NIS in millions

Net income	814	160	974

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	301	(164)	137
Net gains on cash flow hedges	64	2	66
Net gains on available-for-sale financial assets	33	—	33

Total other comprehensive income (loss)	398	(162)	236

Total comprehensive income	1,212	(2)	1,210

Attributable to:
Equity holders of the Company	325	14	339
Non-controlling interests	887	(16)	871

	1,212	(2)	1,210

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:

Impact in the consolidated statements of income for the three months ended September 30, 2014 -

	As previously reported	Adjustments	Pro forma
	Unaudited
	NIS in millions (except for per share data)

Rental income	1,201	331	1,532
Property operating expenses	361	96	457

Net operating rental income	840	235	1,075

Revenues from sale of buildings, land and construction work performed	411	—	411
Cost of buildings sold, land and construction work performed	427	—	427

Gross loss from sale of buildings, land and construction work performed	(16)	—	(16)

Total gross profit	824	235	1,059

Fair value gain from investment property and investment property under development, net	88	(33)	55
General and administrative expenses	(146)	(35)	(181)
Other income	3	—	3
Other expenses	(28)	(13)	(41)
Company’s share in earnings of equity-accounted investees, net	87	(42)	45

Operating income	828	112	940

Finance expenses	(591)	(45)	(636)
Finance income	30	17	47

Income before taxes on income	267	84	351
Taxes on income	66	26	92

Net income	201	58	259

Attributable to:

Equity holders of the Company	(13)	8	(5)
Non-controlling interests	214	50	264

	201	58	259

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss)	(0.08)	0.06	(0.02)

Diluted net earnings (loss)	(0.08)	0.06	(0.02)

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:

Impact in the consolidated statements of comprehensive income for the three months ended September 30, 2014 -

	As previously reported	Adjustments	Pro forma
	Unaudited
	NIS in millions

Net income	201	58	259

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	730	(59)	671
Net gains on cash flow hedges	52	—	52
Loss on available-for-sale financial assets	(3)	—	(3)

Total other comprehensive income	779	(59)	720

Total comprehensive income	980	(1)	979

Attributable to:
Equity holders of the Company	200	3	203
Non-controlling interests	780	(4)	776

	980	(1)	979

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma

Impact in the consolidated statements of income for the year ended December 31, 2014 -

	As previously reported	Adjustments	Pro forma
	Audited
	NIS in millions (except for per share data)

Rental income	4,913	1,372	6,285
Property operating expenses	1,584	403	1,987

Net operating rental income	3,329	969	4,298

Revenues from sale of buildings, land and construction work performed	1,357	—	1,357
Cost of buildings sold, land and construction work performed	1,660	—	1,660

Gross loss from sale of buildings, land and construction work performed	(303)	—	(303)

Total gross profit	3,026	969	3,995
Fair value gain from investment property and investment property under development, net	1,053	(803)	250
General and administrative expenses	(619)	(131)	(750)
Other income	55	(47)	8
Other expenses	(81)	(33)	(114)
Company’s share in earnings of equity-accounted investees, net	12	98	110

Operating income	3,446	53	3,499

Finance expenses	(2,115)	(215)	(2,330)
Finance income	157	65	222

Income before taxes on income	1,488	(97)	1,391
Taxes on income	405	82	487

Net income	1,083	(179)	904

Attributable to:

Equity holders of the Company	73	(84)	(11)
Non-controlling interests	1,010	(95)	915

	1,083	(179)	904

Net earnings (losses) per share attributable to equity holders of the Company:
Basic net earnings (losses)	0.41	(0.47)	(0.06)

Diluted net earnings (losses)	0.39	(0.47)	(0.08)

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma

Impact in the consolidated statements of comprehensive income for the year ended December 31, 2014 -

	As previously reported	Adjustments	Pro forma
	Audited
	NIS in millions

Net income	1,083	(179)	904

Other comprehensive income (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	1,148	(90)	1,058
Net gains on cash flow hedges	46	1	47
Net gains on available-for-sale financial assets	36	—	36

Total other comprehensive income	1,230	(89)	1,141

Total comprehensive income	2,313	(268)	2,045

Attributable to:
Equity holders of the Company	445	(93)	352
Non-controlling interests	1,868	(175)	1,693

	2,313	(268)	2,045

November 29, 2015
Date of approval of the Pro forma financial statements	Chaim Katzman Chairman of the Board	Rachel Lavine CEO	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

The pro forma consolidated financial statements are prepared in accordance with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970 (the “Pro Forma statements”).

The significant accounting policies applied in the Pro Forma Statements are consistent with those applied in preparing the Company’s annual financial statements for the year ended December 31, 2014 (the “annual financial statements”) and the interim consolidated financial statements for the period ended September 30, 2015 (the “interim consolidated financial statements”).

NOTE 2:-	PRO FORMA ASSUMPTIONS

a.	General

As stated in Note 3c to the consolidated interim financial statements, on January 22, 2015, the Company acquired from CPI 52.1 million shares of Atrium European Real Estate Limited (“ATR”). As a result of the acquisition, the Company’s holding interest in ATR rose to 55%, the agreement with CPI of joint control over ATR was terminated and the Company became the sole controlling shareholder of ATR. Accordingly, starting from the first quarter of 2015, the Company consolidates ATR in the financial statements. ATR is an income-producing property company, which was established in 1997 and is incorporated on the island of Jersey. ATR focuses on the acquisition, development and operation of supermarket-anchored shopping centers in Central and Eastern Europe and its shares are listed on the Vienna and Amsterdam stock exchanges.

These Pro Forma Statements include the consolidation of ATR’s results for the nine and three-month periods ended September 30, 2014 and for the year ended December 31, 2014 (together “Pro Forma Periods”).

Pro forma report for the nine and three month-periods ending September 30, 2015 is not presented since there is no material difference between such report and the actual results as reported in the consolidated financial statements, excluding the reclassification of capital reserves at an amount of NIS 452 million from other comprehensive income to other expenses line item in profit or loss.

The pro forma consolidated statements of income and comprehensive income have been prepared in order to reflect the consolidation of ATR’s results with the operating results of the Company, under the assumption that the Company had acquired control of ATR on January 1, 2013 (the “Pro Forma Consolidation Date”), instead of recording Company’s share in ATR’s gains (losses) according to the equity method.

b.	Principal assumptions used in preparing the pro forma consolidated interim financial statements

The Pro Forma Statements have been prepared based on the financial statements of the Company and of ATR for the nine and three-month periods ended September 30, 2014 and for the year ended December 31, 2014. The accounting policies used in the preparation of the Pro Forma Statements are as described in Note 2 to the annual financial statements. Moreover, the Pro Forma Statements have been prepared under the following assumptions:

1.	The purchase of ATR shares from CPI, referred to in section a above, took place on the Pro Forma Consolidation Date.

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 2:- PRO FORMA ASSUMPTIONS (Cont)

2.	A reversal has been made of the Company’s share in ATR’s results, which was recognized as part of the Company’s share in the losses of equity-accounted investees, since ATR’s results are consolidated within the framework of the Pro Forma Statements. In addition, a reversal has been made of the gain from bargain purchase of ATR’s shares recognized as a result of the increase in interest in ATR during the Pro Forma Periods.

3.	A reversal has been made of the Company’s share in ATR’s other comprehensive loss included in the pro forma statement of comprehensive income (which was mainly due to differences on the translation of foreign operations reserves and on the cash flow hedging reserves), and the full effect of the differences on the translation of foreign operation reserve has been included in light of the consolidation of ATR, instead of it being presented using the equity method.

4.	In light of the inherent ineffectiveness of cash flow hedging transactions from the Group’s perspective as of the Pro Forma Consolidation Date, a reversal has been made of ATR’s inclusion of a cash flow hedging transactions reserve against the recording of finance expenses and the related tax effect in profit or loss.

5.	The acquisition amount has been attributed to the net identifiable assets and liabilities of ATR, as detailed in Note 3c to the consolidated interim financial statements. The pro forma consolidated statements of income include the amortization of the fair value adjustments that arose on acquisition. The difference between the cost of the investment and the fair value of the net identifiable assets of ATR as of the Pro Forma Consolidation Date, which was recognized as a bargain purchase gain, as well as the loss recognized on the revaluation of the previous investment in ATR prior to gaining control of ATR, were not included in the operating results in the Pro Forma Periods. Likewise, the Company has reversed the effects of amortizing the fair value adjustments and the bargain purchase gain that arose from the purchases of ATR shares before the Pro Forma Consolidation Date.

6.	The Company financed the investment in ATR on the Pro Forma Consolidation Date by means of bank financing denominated in Euros and bearing interest based on the Euribor interest rate plus a normal banking interest margin. Accordingly, the Company recognized notional finance costs in the pro forma consolidated statements of income with respect to the amounts of the acquisition financed with the aforesaid bank credit. The loan taken to finance the investment was recognized as a hedging instrument with respect to the exposure of the investment in ATR to changes in exchange rates of the Euro against the Shekel; accordingly exchange differences with respect to the loan (refer to section 7 below) were carried to the capital reserve of exchange differences on the translation of foreign operations.

7.	The capital reserve of exchange differences on the translation of foreign operations was recalculated with respect to the investment in ATR in accordance with the pro forma assumptions relating to the financing of the acquisition of control in ATR, and was recognized in the pro forma consolidated statement of comprehensive income.

GAZIT-GLOBE LTD.

Financial Data from the Consolidated Interim Financial Statements

Attributable to the Company

As of September 30, 2015

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of September 30, 2015 and for the periods of nine and three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for these interim periods, based on our review.

We did not review the separate interim financial information of certain investees whose assets less attributable liabilities amounted to NIS 5,055 million as of September 30, 2015, and for which the Company’s share of their earnings amounted to NIS 85 million and NIS 21 million in the periods of nine and three months then ended, respectively. The financial statements of those companies were reviewed by other auditors, whose reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 29, 2015	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below is separate financial data and financial information from the Group’s consolidated interim financial statements as of September 30, 2015 published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	September 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	99	51	45
Current maturities of long-term loans to subsidiaries	48	106	395
Available for sale marketable securities	—	—	180
Financial derivatives	126	10	88
Other accounts receivable	2	3	3

Total current assets	275	170	711

NON-CURRENT ASSETS

Long-term loans *)	—	—	—
Available for sale marketable securities	—	296	—
Financial derivatives	628	739	278
Loans to subsidiaries	6,356	6,150	5,926
Investments in subsidiaries	13,828	12,886	13,286
Fixed assets, net	4	5	5

Total non-current assets	20,816	20,076	19,495

Total assets	21,091	20,246	20,206

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	September 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of debentures	972	691	976
Financial derivatives	84	38	40
Trade payables	4	2	3
Other accounts payable	162	166	192
Current tax payable	40	8	9
Dividend payable	82	79	—

Total current liabilities	1,344	984	1,220

NON-CURRENT LIABILITIES

Loans from banks and others	1,238	1,131	1,001
Debentures	11,386	10,250	9,900
Financial derivatives	—	—	62
Deferred taxes	—	28	—

Total non-current liabilities	12,624	11,409	10,963

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	232	229	232
Share premium	4,413	4,297	4,411
Reserves	(2,605)	(1,886)	(1,535)
Retained earnings	5,083	5,213	4,915

Total equity	7,123	7,853	8,023

Total liabilities and equity	21,091	20,246	20,206

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

November 29, 2015
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Rachel Lavine CEO	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions

Management fees from related companies	2	2	1	1	2
Finance income from subsidiaries	184	210	62	69	273
Other finance income	613	174	—	—	53

Total income	799	386	63	70	328

General and administrative expenses	33	47	17	14	64
Finance expenses	430	429	210	224	737
Other expenses	407	*) —	—	*) —	*) —

Total expenses	870	476	227	238	801

Loss before income from subsidiaries, net	(71)	(90)	(164)	(168)	(473)

Income from subsidiaries, net	482	381	53	154	509

Income (loss) before taxes on income	411	291	(111)	(14)	36

Taxes on income (tax benefit)	(3)	1	(19)	(1)	(37)

Net income (loss) attributed to the Company	414	290	(92)	(13)	73

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions

Net income (loss) attributed to the Company	414	290	(92)	(13)	73

Other comprehensive income (loss) attributed to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	63	(4)	125	37	134
Gain (loss) on available for sale securities	(21)	25	—	6	18
Realization of capital reserve from foreign currency exchange differences	407	—	—	—	—

Other comprehensive income attributed to the Company	449	21	125	43	152

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	(1,546)	14	(265)	170	220

Total other comprehensive income (loss) attributed to the Company	(1,097)	35	(140)	213	372

Total comprehensive income (loss) attributed to the Company	(683)	325	(232)	200	445

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	NIS in millions

Cash flows from operating activities of the Company

Net income (loss) attributed to the Company	414	290	(92)	(13)	73

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	2	2	1	1	2
Finance expense (income), net	(367)	45	148	155	411
Income from subsidiaries, net	(482)	(381)	(53)	(154)	(509)
Loss of realization of capital reserve from foreign currency exchange differences	407	—	—	—	—
Cost of share-based payment	4	7	2	2	9
Taxes on income (Tax benefit)	(3)	1	(19)	(1)	(37)

	(439)	(326)	79	3	(124)

Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	1	(13)	3	—	(3)
Increase (decrease) in trade payables and other accounts payable	(36)	(2)	7	(6)	(1)

	(35)	(15)	10	(6)	(4)

Cash paid and received during the year by the Company for:

Interest paid	(468)	(465)	(118)	(120)	(599)
Interest received	—	57	—	—	90
Interest received from subsidiaries	175	177	69	64	237
Taxes paid	(10)	(9)	(1)	—	(39)
Dividend received	2	14	—	—	14
Dividend received from subsidiary	164	157	—	—	170

	(137)	(69)	(50)	(56)	(127)

Net cash used in operating activities of the Company	(197)	(120)	(53)	(72)	(182)

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Six months ended September 30,		Three months ended September 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities of the Company

Acquisition of fixed assets	—	(1)	—	—	(1)
Proceeds of sale of fixed assets	—	*) —	—	—	*) —
Investments in subsidiaries	(1,966)	(901)	(1,266)	(321)	(942)
Redemption of preferred shares of subsidiary	214	168	137	124	168
Loans repaid by (granted to) subsidiaries, net	(325)	371	661	353	414
Investment in available for sale securities	—	(154)	—	—	(154)
Proceeds of sale of marketable Securities	182	—	—	—	141

Net cash provided by (used in) investment activities of the Company	(1,895)	(517)	(468)	156	(374)

Cash flows from financing activities of the Company:

Issue of shares less issue expenses	—	—	—	—	118
Exercise of share options into shares	*) —	*) —	—	*) —	*) —
Repayment of loans for purchase of company shares	*) —	—	—	—	—
Dividend paid to equity holders of the Company	(164)	(158)	(82)	(79)	(318)
Issue of debentures less issue expenses	2,183	445	721	—	445
Repayment and early redemption of debentures	(639)	(206)	(9)	(8)	(255)
Receipt (repayment) of long-term credit facilities from banks, net	767	17	(359)	14	(110)
Unwinding of hedging transactions	—	123	—	—	243

Net cash provided by (used in) financing activities of the Company	2,147	221	271	(73)	123

Exchange differences on balance of cash and cash equivalents	(1)	(7)	4	(6)	4

Increase (decrease) in cash and cash equivalents	54	(423)	(246)	5	(429)

Cash and cash equivalents at the beginning of period	45	474	345	46	474

Cash and cash equivalents at the end of period	99	51	99	51	45

Significant non-cash activities of the Company:

Exchange of loans granted to subsidiaries for share issuance	—	48	—	48	72

Dividend payable to equity holders of the Company	82	79	82	79	—

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

a.	General

This separate financial information as of September 30, 2015 and for the nine and three months periods then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2014 and for the year then ended and accompanying notes thereto, that were authorized by the board of directors on March 23, 2015 and with financial information in the interim condensed consolidated financial statements as of September 30, 2015.

b.	As of September 30, 2015 (the “reporting date”), the Company has a working capital deficiency of NIS 1.1 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.9 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	In the first quarter of 2015, CTY declared a dividend amounting to € 89 million. The Company’s share of this dividend, paid in March 2015, amounted to NIS 164 million.

2.	For information regarding issuance of debentures (series L) by way of expansion of listed series in January 2015 at a net amount of NIS 789 million, refer to Note 3b1 to the consolidated interim financial statements.

3.	For information regarding the purchase of ATR’s shares by wholly-owned subsidiary in January 2015, refer to Note 3c to the consolidated financial statements. As a result of the purchase the Company reclassified foreign currency translation reserve to other expense line item at an amount of NIS 407 million.

4.	For details regarding issuance of debentures (series L) by way of expansion of listed series in April 2015 at a net amount of NIS 673 million, refer to note 3b3 to the consolidated interim financial statements.

5.	For details regarding the acquisition of 100% of Sektor AS Gruppen share capital by CTY for a total consideration of € 1.5 billion (NIS 6.5 billion) and financing of this acquisition by means of a rights offering and the Company’s participation at its proportionate share in the rights offering, refer to notes 3a3 and 3d to the consolidated interim financial statements.

6.	For information regarding issuance of debentures (series L) by way of expansion of listed series in August 2015, at a net amount of NIS 721 million, refer to Note 3b9 to the consolidated interim financial statements.

7.	For information regarding the announcement of the Company’s former President that he is stepping down and his replacement by Ms. Rachel Lavine, who served as a board member of the Company, serves as Vice Chairman of the board of ATR, as the Chairman of the Board of Gazit Development and as a board member of CTY, refer to Note 3e4 to the consolidated interim financial statements.

8.	For information regarding the approval of the employment terms of Ms. Rachel Lavine as the Company’s CEO by the Company’s shareholders’ general meeting, refer to Note 3e4 and 3e5 to the consolidated interim financial statements.

9.	For information regarding the compromise of the Company with the VAT Authorities, refer to Note 3e7 to the consolidated interim financial statements.

10.	For details regarding a grant of equity instruments to a designated officer of the Company in September 2015, refer to Note 3e8 to the consolidated interim financial statements.

11.	For details regarding purchase of 4.6 million CTY’s shares in consideration for € 9.3 million (NIS 41.4 million) in the stock market, refer to Note 3e9 to the consolidated interim financial statements.

12.	For details regarding a Board Chairman services between the Company and Gazit Development through a Company’s officer, refer to Note 3e2 to the consolidated interim financial statements.

GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	September 30, 2015		September 30, 2014		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	12,358	12,991	10,941	12,327	10,876	12,316
Loans from banks and others	1,238	1,252	1,131	1,138	1,001	1,016

	13,596	14,243	12,072	13,465	11,877	13,332

2.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2014. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

e.	Events after the reporting date

For details regarding the approval of an outline for additional investment in Dori Group after the reporting date, through extending a credit facility by the Company to Gazit Development, refer to Note 5c to the consolidated interim financial statements.

f.	Dividend declared

On November 29, 2015, the Company declared a dividend in the amount of NIS 0.46 per share (estimated at a total of NIS 82.1 million), payable on December 29, 2015 to the shareholders of the Company on December 15, 2015.

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure

In accordance with Israeli Securities’ Regulation 38C(a)

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of Internal Control over Financial Reporting and the Disclosure in accordance with Israeli Securities Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Rachel Lavine, CEO;

2.	Gil Kotler, Senior Executive Vice President and Chief Financial Officer;

3.	Varda Zuntz, Head of Corporate Responsibility;

4.	Rami Vaisenberger, Vice President and Controller;

5.	Ronen Geles, Vice President Finance.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the CEO and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the CEO and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended June 30, 2015 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Other than as stated below with regard to ATR and Sektor, through the approval date of the report, no event or matter was brought to the attention of the Board of Directors and the management of the Corporation that changes the existing evaluation of the effectiveness of the internal control as reported in Last Quarterly Report regarding Internal Control.

In light of that stated above and below, as of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Acquisition of Atrium European Real Estate Limited (“ATR”):

During the first quarter of 2015, the Corporation acquired additional ATR shares and became the sole controlling shareholder of ATR. For details regarding the acquisition, refer to Note 3C to the consolidated interim financial statements.

This Report regarding Effectiveness of Internal Control does not include an evaluation of the effectiveness of the internal control over the financial reporting and the disclosure with respect to ATR, since the gaining of control over ATR and the initial consolidation of ATR took place during 2015, and through the date of the report, the Corporation has been unable to evaluate the effectiveness of the internal control of ATR.

ATR’s total assets and its total revenues included in the consolidated interim financial statements for the nine month period ending on September 30, 2015 amounted to NIS 14.6 billion and NIS 0.9 billion, respectively, which constitute 17.2% and 16.3%, respectively of the consolidated assets and the consolidated revenues of the Corporation. In view of the materiality of the amounts of ATR’s assets and revenues for the Corporation, in conjunction with the fact that ATR operates in several countries in Central and Eastern Europe, by means of local management teams in most of regions in which it operates, a significant preparation period is required in order to implement the compliance and reporting requirements in connection with the effectiveness of the internal control of ATR, as is permitted pursuant to the position paper of the Israel Securities

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Authority from July 2010. Accordingly, starting from the acquisition date, the Corporation’s management is acting to extend the reporting regarding effectiveness of the Corporation’s internal control, so that ATR’s internal control will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

In the Corporation’s opinion, in light of ATR operating as an independently-managed business unit, the acquisition of ATR is not expected to have a material effect on the internal control in other business units of the Corporation.

Through the date of the report, the Corporation’s management has made an assessment for including ATR within the framework of the Report regarding Effectiveness of Internal Control, has held meetings with ATR’s management and its auditors for presenting the relevant compliance and reporting requirements, and has engaged local consultants in the regions in which ATR operates to assist the Corporation and ATR’s management in implementing the statutory requirements relating to the evaluation of the effectiveness of ATR’s internal control, according to the following milestones:

In the first stage, a planning memorandum was completed to determine the scoping of the business units, the business processes, information systems and the relevant line items in ATR’s reports, taking into consideration their level of materiality and mapping their inherent risks; in the second stage a risk assessment was undertaken, with respect to the design of internal control, as well as validating and remediating gaps in control design; and the third stage (currently under planning) will include the operating control effectiveness (testing), intermediate evaluation of control effectiveness, remediation of deficiencies and, finally, re-examining operating control effectiveness and reporting.

Acquisition of Sektor Gruppen AS (“Sektor”):

During the third quarter of 2015, the Corporation’s subsidiary CTY acquired 100% of Sektor’s share capital and as a result, CTY and the Corporation now consolidate Sektor in their financial statements. For details regarding the acquisition, refer to Note 3D to the consolidated interim financial statements.

This Report regarding Effectiveness of Internal Control does not include an evaluation of the effectiveness of the internal control over the financial reporting and the disclosure with respect to Sektor, since the gaining of control over Sektor and the initial consolidation of Sektor took place during 2015, and through the date of the report, the Corporation has been unable to evaluate the effectiveness of the internal control of Sektor.

Sektor’s total assets and its total revenues included in the consolidated interim financial statements for the nine month period ending on September 30, 2015 amounted to NIS 6.5 billion and NIS 0.1 billion, respectively, which constitute 7.6% and 6.2%, respectively of the consolidated assets and the consolidated revenues (assuming Sektor consolidation for a nine-month period) of the Corporation. Since Sektor operates in Norway, which constitute a new business and geographic unit of the Group, by means of local management team, a significant preparation period is required in order to implement the compliance and reporting requirements in connection with the effectiveness of the internal control of Sektor, as is permitted pursuant to the position paper of the Israel Securities Authority from July 2010. Accordingly, starting from the acquisition date, the Corporation’s management through CTY, is acting to extend the reporting regarding effectiveness of the Corporation’s internal control, so that Sektor’s internal control will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

In the Corporation’s opinion, in light of Sektor operating as an independent self-managed business and geographic unit, the acquisition of Sektor is not expected to have a material effect on the internal control in other business units of the Corporation.

Through the date of the report, the Corporation’s management through CTY, has made an assessment for including Sektor within the framework of the Report regarding Effectiveness of Internal Control, has held meetings with Sektor’s management for presenting the relevant compliance and reporting requirements, and has engaged local consultants to assist the Corporation and CTY’s management in implementing the statutory requirements relating to the evaluation of the effectiveness of Sektor’s internal control, according to the following milestones:.

In the first stage, CTY is preparing a planning memorandum, for determining the scoping of the business processes, information systems and the relevant line items in Sektor’s reports, taking into consideration their level of materiality and mapping their inherent risks; in the second stage a risk assessment is already being undertaken, with respect to the design of internal control, which will be followed by validating and remediating gaps in control design; and the third stage (currently under planning) will include the operating control effectiveness (testing), intermediate evaluation of control effectiveness, remediation of deficiencies and, finally, re-examining operating control effectiveness and reporting.

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)	Declaration of the CEO in accordance with Israeli Securities Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the CEO

I, Rachel Lavine, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2015 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 29, 2015
Rachel Lavine, CEO

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

B)	Declaration of the most senior officer in the finance area in accordance with Israeli Securities Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2015 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and-

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, with respect to the Statements for the Interim Period and any other financial information included therein, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 29, 2015
Gil Kotler, Senior Executive Vice President and CFO